UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

White Paper Films, LLC

Legal status of Issuer:

　　Form:

　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization:

　　New York

　　Date of Organization:

　　May 11, 2018

Physical Address of Issuer:

110 Ainslie Street, #1, Brooklyn, NY 11211

Website of Issuer:

https://www.dynmcrange.com/satoshi

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Film Participation Agreement

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$600,000

Deadline to reach the Target Offering Amount:

September 16, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$106,016	$0
Cash & Cash Equivalents	$30,308	$0
Accounts Receivable	$0	$0
Short-term Debt	$6,956	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($940) – net loss	0

*The Company did not operate in 2020; the Company began operations in 2021.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

White Paper Films, LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

Potential purchasers of the Securities are referred to herein as "**Lenders**" or "**you**". You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, loans to the Company pursuant to Film Participation Agreements (the **"Securities"**) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Lenders (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Lenders are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of **$25,000** (the "**Target Offering Amount**") and up to a maximum amount of **$600,000** (the "**Maximum Offering Amount**") in loans to the Company pursuant to Film Participation Agreements repayable in the form of a Supported Stablecoin (as defined therein) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The "Maturity Date" is the first to occur of (i) ninety (90) days following the initial sale of broadcast rights to the Company's documentary film project currently entitled "I Am Not Satoshi" (the "**Film**") or (ii) up to and including the last day of the 36th month after the Closing Date; provided, that the Company may, by notice to Lenders, extend the Maturity Date to the last day of the 60th month after the Closing Date. The Minimum Individual Debt Amount is **$100,** and the Maximum Individual Debt Amount is **$65,000**. The Company reserves the right to amend the Minimum Individual Debt Amount and Maximum Individual Debt Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Debt Amounts and Maximum Individual Debt Amounts to Lenders participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by September 16, 2022 (the "**Offering Deadline**"). Unless the Company receives loan commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all loan commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to participate in this Offering by completing the loan process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a Lender makes a loan commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Lender.**

Lender funds will be held in escrow with a bank or a qualified third party meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Lenders may cancel a loan commitment until up to 48 hours prior to the Offering Deadline, using the cancellation mechanism provided by the Intermediary. **Lenders using a credit card to invest must represent and warrant to cancel any loan commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the lender does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, in the event of a successful Offering, the funds will be released to the Issuer and the lender will receive their Securities.**

The Company will notify Lenders when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Lenders and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/white-paper (the **"Deal Page"**). The Deal Page can be used by prospective Lenders to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Lenders and receive reconfirmations from Lenders who have already made commitments. If a Lender does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Lender's loan commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Lenders in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Loan commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any loan commitment. If the Company rejects all or a portion of any loan commitment, the applicable prospective Lender's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Film Participation Agreement attached as Exhibit B, in conjunction with the following summary information. All capitalized terms used herein but not otherwise defined have the meanings set forth in the Film Participation Agreement.

Film Participation Agreement

The Security constitutes an unsecured debenture instrument that shall be repaid in the form of a Supported Stablecoin. The Security will accrue interest at the Interest Amount.

Interest Amount

The "Interest Amount" shall mean simple interest equal to fifteen percent (15%) of the Debt Amount, payable on the Maturity Date. Notwithstanding anything to the contrary herein, (i) any prepayment of the Investment Return pursuant to Section 1(a)(i) of the Film Participation Agreement shall be calculated based on Lender receiving a fifteen percent (15%) return on the Debt Amount (calculated as if the Film Participation Agreement is being paid on the Maturity Date in accordance with its terms) in addition to the repayment of the Debt Amount notwithstanding the prepayment date, and (ii), if the Maturity Date is extended by the Company as provided in the definition of "Maturity Date," the Interest Amount as described in the previous sentence shall be twenty-five percent (25%) of the Debt Amount.

Maturity Date

The "Maturity Date" is the first to occur of (i) ninety (90) days following the initial sale of broadcast rights to the Film or (ii) up to and including the last day of the 36th month after the Closing Date; provided, that the Company may, by notice to the Lenders, extend the Maturity Date to the last day of the 60th month after the Closing Date.

Repayment

Upon the Maturity Date, if the Investment Return has not been satisfied and the Film Participation Agreement has not been terminated as provided in the Film Participation Agreement, the Company shall pay to the Lender the Investment Return in addition to the repayment of the Debt Amount. The Investment Return shall mean:

- Fifteen percent (15%) simple interest on the Debt Amount if the Maturity Date occurs (i) ninety (90) days following the initial sale of broadcast rights to the Film or (ii) up to and including the last day of the thirty sixth (36th) month after the Closing Date. For example, if the Debt Amount is $100 (*i.e.* 100 FFO Tokens), the Buyer shall be entitled to receive $115 in Supported Stablecoin.
- Twenty-five percent (25%) simple interest on the Debt Amount if the Company, with notice to the Lenders, extends the Maturity Date. For example, if the Debt Amount is $100 (*i.e.* 100 FFO Tokens), the Buyer shall be entitled to receive $125 in Supported Stablecoin.

Mechanism of Repayment of Investment Return

The payment of the Investment Return shall be facilitated by the distribution and use of FFO Tokens (defined in the Film Participation Agreement), and the Investment Return shall be paid on-chain in the form of a Supported Stablecoin (defined in the Film Participation Agreement) to each Lender's Avalanche Address. In the event a Lender has Transferred the FFO Tokens to another Avalanche address consistent with Section 5 of the Film Participation Agreement, the Investment Return will be payable to whichever Avalanche address(es) hold the Transferred FFO

Tokens at the time of the payment of the Investment Return; provided, that the Transferee (defined below) complies with the Claims Procedures no later than sixty (60) days after publication of the Claim Procedures (hereinafter the "**Claims Period**"). Failure to timely comply with the Claim Procedures may result in the loss of Lender's or Transferee's right to receive the Investment Return and in any event, any and all rights to the Investment Return under this Participation Agreement will be terminated and of no further force or effect as of the end of the Claims Period.

Issuance of FFO Tokens

Within one hundred twenty days (120) of the Closing Date, the Company directly, or indirectly using the services of a third party of the Company's choosing, shall send the FFO Tokens to the Lenders at the respective Avalanche Address ("**Lender's Avalanche Address**") set forth on the signature pages to the Film Participation Agreement. The Lender will receive an FFO Token in a 1:1 ratio for every dollar of Debt Amount. For example, if the Debt Amount is one hundred dollars ($100.00), the Company will send one hundred (100) FFO Tokens to the respective Lender's Avalanche Address. The FFO Tokens are subject to transfer restrictions as described in Section 5 of the Film Participation Agreement.

Storage of FFO Tokens

The Lender is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Lender uses to receive and hold the FFO Tokens, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s).

If the Lender's private key(s) or other access credentials are lost, the Lender may lose access to the FFO Tokens. Notwithstanding any other provision of the Film Participation Agreement, none of the Company nor any of the Company's agents or representatives shall be responsible or liable for any damages, losses, costs, penalties, fines or expenses arising out of or relating to (i) a Lender's loss of access to Lender's digital wallet, vault, or other storage mechanism the Lender uses to receive and hold the FFO Tokens, (ii) a Lender's failure to implement reasonable measures to secure the digital wallet, vault or other storage mechanism such party uses to receive the FFO Tokens or the relevant access credentials; or (iii) the loss of or unauthorized use of any access credentials of a holder of FFO Tokens.

Transfer Restrictions

The Lender understands that the Film Participation Agreement or the FFO Tokens may not be resold or otherwise transferred unless (A) approved by the Company in its sole discretion and (B) such Transfer is subject to (i) a registration statement under the Securities Act and applicable state securities law, (ii) pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply, or (iii) pursuant to another federal and state registration exemption as well as any other relevant applicable law.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Equity Interests

The Securities are debt instruments and do not provide equity interests in the Company now or in the future. .

Dividends and/or Distributions

The Securities do not entitle Lenders to any distributions and/or dividends.

Default

If (a) the Company fails to pay when due any principal or interest payment, and such payment shall not have been made within twenty (20) days following the Company's receipt of the Lender's written notice to the Company of such failure to pay; or (b) the Company materially breaches any other covenant contained in the Film Participation Agreement and such failure continues for fifteen (15) days after the Company receives written notice of such material breach from the Lender; or (c) a Dissolution Event has occurred, then in any such case the Lender may, upon written notice to the Company, declare the Film Participation Agreement in default and immediately due and payable in full, following which the instrument shall accelerate and all principal and unpaid accrued interest shall become immediately due and payable in full, without presentment, demand, protest or further notice.

Dissolution

If a Dissolution Event occurs before repayment obligations under the Film Participation Agreement have been satisfied in full, to the extent permissible by law, the Lender shall have a right with respect to any cash funded by and traceable to Lender remaining in the escrow account, if any.

Termination

The Film Participation Agreement will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the instrument) upon the earlier to occur of the Company satisfying its repayment obligations in full pursuant to Section 1 of the Film Participation Agreement or the Lender or Transferee (if applicable) failing to comply with the Claims Period as specified in Section 1(a)(iii) of the Film Participation Agreement.

Voting and Control

Neither the Securities nor the FFO Tokens have voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place, other than the Company's Amended and Restated Operating Agreement, dated August 12, 2022, attached hereto as Exhibit D (the "**Operating Agreement**")

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Lender of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Lender or the equivalent, to a trust controlled by the Lender, to a trust created for the benefit of a member of the family of the Lender or the equivalent, or in connection with the death or divorce of the Lender or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Lender should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Lender must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Lenders should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

White Paper Films, LLC was formed in May 2018, as an independent movie production company. Although the Company's Founder and CEO, Christopher Cannucciari, has participated in the production of several documentary film projects in the past, the Company's documentary film project, "I Am Not Satoshi" (the "**Film**"), will be the Company's first project as an organization. Cannucciari wrote, produced and directed the feature documentary on Bitcoin, "Banking on Bitcoin", which premiered at the number one position on iTunes in early 2017. After its Netflix debut it remained in their top ten documentary list for over six months. The film has been called a "game changer for cryptocurrency" and it continues to be referenced as the best introduction to Bitcoin.

White Paper Films, LLC, was formed to finance the production and to produce the Film. The Company has no earnings or gross revenues to date. The Company has a limited operating history. Although the Company's Founder and CEO and sole member of the Company's Managing Member, Dynamic Range LLC, has experience in producing documentary film projects, the Company is recently formed and has a limited operating history. The Company has limited assets and limited working capital. There is no assurance that the Company or the Film will be profitable or will earn revenues, or that the Company will have sufficient capital to implement its business plan. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage independent documentary film production companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially into the future due to COVID-19, the Company's revenue may be adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. The risk of a pandemic, or public perception of the risk, could cause our targeted film viewers to avoid public places and could cause temporary or long-term disruptions in the normal interactions of people that desire to view the Film. Such risks could also adversely affect our potential film viewers' and distributors' financial condition, resulting in reduced spending on platforms that exhibit the Film and on the marketing and distribution of the Film. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our distributors, vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our distributors, vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Lender to lose all or a portion of their investment.

The commercial success of the Film will be dependent on factors beyond the control of the Company.

The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. There is no assurance that the Film will complete production or be distributed. The Company may experience substantial cost overruns in completing production and marketing the Film. Competent distributors or joint venture partners may not be available to assist the Company in its financing and marketing efforts for the Film, if required. The Company may not be able to sell or license the Film because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors, and audiences. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business in the entertainment industry, or which are unforeseen, including but not limited to copyright infringement, product liability, and employment liability. Lenders will not be liable for any uninsured losses. There is no assurance that Lenders will not lose their entire investment in this Offering.

The Film may never be released.

The Film may not receive a full or any theatrical release. The Film would therefore not receive the notoriety that could accompany a full theatrical release, and the gross revenue potential could be substantially lower than if the Film was produced for the full theatrical market. There is no assurance that any exhibitor will license the Film or that it will earn any revenues.

There will be an absence of immediate revenues relating to the Film.

The Company anticipates that it will incur substantial operating losses relating to the production and distribution of the Film until the Company is able to generate adequate revenues from the sale of the Film, of which there can be no assurance. There can be no assurance that Lenders will realize any return on their investment or that Lenders will not lose their entire investment.

Risks of project development and production may involve the miscalculation of production costs.

The development and production of the documentary film projects involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film itself, or bad weather). Accordingly, the Company may require funds in excess of the Film's anticipated budget in order to complete production. Although the Company will seek to obtain customary production insurance for the Film to protect the Company against some of these risks, the Company does not plan to obtain completion bonds. Accordingly, Lenders will bear the entire risk of loss of investment if the Film does not have sufficient funding to complete production.

The Company may not be able to secure distribution for the Film, and even if it does, the Film may not be an economic success even if it is considered a success critically and artistically.

There is no assurance that the Company will be successful in securing one or more distributors to distribute the Film. Furthermore, even if a distributor distributes the Film, there is no assurance that the Film will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the Film is an artistic success and/or cast with recognizable creative elements, the Company will clearly be at a disadvantage in its negotiations. Moreover, distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that a distributor will not limit the Film's run, limit the territories in which the Film is exhibited or otherwise fail to promote the Film actively. Any such action by a distributor could have a material adverse effect on the economic success of the Film and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the Film. In the event that the film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Film will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for distribution; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, any net profits from the Film and cash flow cannot be realized, if at all, until many months after the Company's expenditures for the Film.

The Company will most likely attempt to retain a sales agent to sell the foreign rights to the Film. No assurance can be given that the Company will actually be able to obtain a sales agent, or that a sales agent if obtained would be able to sell any rights to the Film, or that if such rights are sold it will be on terms advantageous to the Company.

The Company has not entered into a distribution agreement for the Film as of the date of this Offering, and there is no assurance that the Company will obtain domestic or foreign distribution for the Film which will negatively impact the Company's business prospects for the Film.

Lenders should particularly note the absence of a domestic distribution agreement. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Warner Bros., and Disney) and their affiliates (Fox Searchlight, New Line Pictures, and Miramax). The studios, are increasingly focused on large budget films. Films with budgets under $1,000,000 ("event" pictures or smaller art house projects), are increasingly being released directly to cable TV and/or video and receive little or no theatrical support. A limited theatrical release, or no theatrical release at all, will have a materially adverse effect on the return for films in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact each film's potential sales. At the budget range estimated for the Film (i.e. low budget), the Company will be somewhat dependent on the reactions of film critics. In recent years, the ability to obtain domestic theatrical distribution for films in these budget ranges has been dependent on success at specialized art film festivals such as the Sundance Film

Festival, the Toronto Film Festival and Du Val. The number of films applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted and screened. Moreover, even if the Film is screened, there can be no assurance the Film will obtain domestic distributors. If the Film is not admitted and screened at festivals, this could have a serious impact on the ability to obtain distributors and distribution for the Film.

Worldwide economic conditions may have a material adverse impact on the financial prospects of the Film.

It is intended that any international or domestic distributors obtained by the Company will sublicense the Film to foreign and domestic distributors for exhibition in their respective territories. Consequently, the value of the Film's rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Lenders should note that economic disruptions may impact the prospect for licenses. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction. In recent years, many buyers in certain territories have either renegotiated existing agreements or completely defaulted under them.

The Company may enter pre-sale agreements sand sell territorial distribution rights which will result in limited availability of proceeds from exploitation of the Film in the territories where such pre-sales have been made to raise production financing.

The Company may obtain a portion of the production financing for the Film by some combination of joint ventures or the pre-sale of rights for the exploitation of the Film in one or more territories. The Company has the right to sell at any time, including prior to the production of the Film, the distribution rights to the Film in any territory, which it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary, the proceeds of any such pre-sale agreement will not be available for distribution by the Company to its investors. Instead, only the additional amounts, which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the Film in certain territories will ultimately dilute the market potential for the Film.

The Company may have inadequate capital sources to execute its business plans for the production and distribution of the Film.

The Company will have limited capital available to it. If the entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Managing Member may cause the Company to sell all or a portion of its interest in the Film. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Film. Although the Managing Member has planned for the expected production costs of the Film, funds are not currently budgeted for the distribution of the Film since the Company is currently relying on the potential availability of third party distributors to finance the marketing of the Film in exchange for a gross revenue interest in the Film. There is no assurance that the Company will have adequate capital to conduct its business.

Deferrals may be arranged in exchange for services to be provided to the Company in connection with the production and distribution of the Film.

The Managing Member may arrange for services to be provided to the Company for the production and distribution of the Film for which reduced or no compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company. The value of such deferrals will be negotiated and documented by the Managing Member prior to the provision of such services to the Company.

The entertainment industry is intensely competitive.

The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, many of which have greater financial resources and management experience and expertise than the Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies and television production companies not only in attracting creative, business and technical personnel for the production of films, but also in distributing the Film. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than the Company, and have worldwide distribution organizations in place. The Film will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to compete in the entertainment business successfully or profitably.

The Company may raise additional capital which dilutes the interests of the Lenders under the Film Participation Agreements.

The Company has the right to raise additional capital or incur borrowings from third parties to finance the production, distribution and marketing of the Film, in excess of the maximum capital, which can be raised from the sale of the Securities. Pursuant to the Company's Operating Agreement, the Managing Member retains a net profits interest in the Film for its movie production services and Christopher Cannucciari (the Company's CEO and sole Manager of the Managing Member of the Company) will also be compensated for his director/producer services on the Film. The Company may also convey a gross revenue interest in the Film to the domestic distributor if a domestic distributor is secured and to the international distributor if an international distributor is secured. The Company is subject to the risk of experiencing additional dilution of its ownership in the Film pursuant to separate agreements that it may enter into from time to time for the completion of the Film, or for the sale, distribution, marketing and licensing of the Film. Lenders will experience dilution in their interests in the Film's proceeds in the event of a dissolution event if the proceeds of the Film are not sufficient to pay the Investment Return to all Lenders as defined in the Film Participation Agreement. The Managing Member has the right in its sole discretion to increase the budget for the Film, or the Company may experience cost overruns in developing, producing and marketing the Film.

Any financial projections provided to Lenders regarding the future performance of the Film may be inaccurate and based on future conditions beyond the Company's control.

Financial projections concerning the estimated operating results of the Company may be included with the Form C. The projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions which may be beyond the control of the Managing Member or the Company, such as general industry conditions. The Company may experience unanticipated costs, or anticipated sales may not materialize, resulting in lower revenues than forecasted. There is no assurance that the results illustrated in any financial projections will in fact be realized by the Company. The financial projections would be prepared by the Managing Member and have not been examined or compiled by independent certified public accountants. Accordingly, neither independent certified public accountants nor counsel to the Company are providing any level of assurance on them.

The Company may not be able to repay its debts due to the absence or unexpected reduction in net cash flow or an unanticipated increase in expenses.

The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs which would be required to be paid regardless of the level of business or profitability experienced by the Company. The absence or unexpected reduction in net cash flow or unanticipated increases in operating expenses could cause a default under such debts, including the debt that becomes owed to Lenders in this Offering. There is no assurance that the Company will be able to pay all of its liabilities.

There is no assurance that the Film will be profitable or earn revenues.

There is no assurance as to whether the Company will be profitable or earn revenues, or whether the Company will be able to return any investment funds, to make cash distributions or to meet its operating expenses and debt service.

The Company's assets may be subject to liens if it fails to pay for materials and services on a timely basis.

If the Company fails to pay for materials and services for the Film on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Managing Member is not responsible for the financial condition or performance of other co-producers or distributors of the Film or any other unaffiliated vendors. The Company may also be subject to bank liens in the event it defaults on loans from banks, if any.

If the Company incurs cost overruns, the Company may be required to obtain additional financing which may diminish the Company's profits and ability to provide a return to Lenders in the Securities.

The Company may incur substantial cost overruns in the production and distribution of the Film. The Managing Member is not responsible for cost overruns incurred in the Company's business and is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to dilute its ownership in the Film substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Film if it is unable to obtain the additional funds necessary to complete the production and marketing of the Film. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the Film because of cost overruns, the probability of earning profits or a return of the Lender's investment in the Film may be diminished.

The determination of consideration to management has been determined solely by management and has not been the subject of arms-length negotiations.

The net profits interest and cash consideration being paid by the Company to its management, including director/producer compensation payable to the Company's Founder and CEO Christopher Cannucciari, have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true market value of its services.

Management will be compensated for its services and reimbursed for certain expenses incurred in the organization and operation of the Company, which it believes are fair and in accordance with standard industry practices.

The Managing Member will be reimbursed for the direct and an allocable portion of overhead expenses it incurs in managing the Company's operations, as well as the organization and offering costs incurred by it on behalf of the Company. Management will also receive director/producer fees for director and production services performed for the Company. These compensation arrangements increase the risk that the Company will not be profitable. In light of the services being performed and expenses being incurred by management in connection with the Company, including forming the Company, organizing its operations, raising its capital, producing the Film and monitoring and managing the Company's day-to-day operations, the Managing Member believes that the compensation and expense reimbursements are fair and in accordance with standard industry practices.

We rely on other companies to provide components and services for the Film.

We depend on suppliers and contractors to meet our contractual obligations to develop, produce and distribute the Film. Our ability to meet our obligations in the development, production and distribution of the Film may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of the Film may be adversely impacted if companies and individuals to whom we delegate responsibilities to assist in the development, production and distribution of the Film, or from whom we acquire such services, do not provide components which meet required specifications and perform to our and our distributors' and targeted viewers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component relating to the Film. The Film may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for the Film, or a key service provider or vendor could delay delivery of completed components of the Film to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand distribution of the Film, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our proprietary rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the entertainment field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managing member its sole manager, Christopher Cannucciari.

We are dependent on our Managing Member (Dynamic Range LLC) and its sole member, Christopher Cannucciari. Christopher Cannucciari may not devote his full time and attention to the matters of the Company. The loss of our managing member, or Christopher Cannucciari would likely harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets familiar with the work of our Founder and CEO, Christopher Cannucciari, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our intellectual property or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our service providers, distributors or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business may require the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and distributor and service provider expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers and distributors could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, our proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Lenders will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Lenders must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Lender commitment amounts based on the Company's determination of a Lender's sophistication.

The Company may prevent any Lender from committing more than a certain amount in this Offering based on the Company's determination of the Lender's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Lenders may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Lenders at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Lender should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Lenders should be aware of the long-term nature of their investment in the Company. Each Lender in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders and will not have voting rights.

Lenders' investment interest will be limited exclusively to any proceeds from the Film—not the Company itself. Lenders will not have an ownership claim to the Company or to any of its assets other than the proceeds from the Film nor have the right to vote upon matters of the Company or the Film.

Lenders will not be entitled to any inspection or information rights other than those required by law.

Lenders will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Lenders. This lack of information could put Lenders at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities have no history.

The Securities will be newly formed and have no operating history and are entirely novel in type. Lenders will not be able to compare them against other like instruments. An investment in the Securities should be evaluated on the basis of the value and prospects of the Film and the FFO Tokens, taking into account uncertainties as to the likelihood that the FFO Tokens will be issued, and of the assessment of the prospects of the Film may not prove accurate, and the Company may not achieve its objectives. Past performance of the Company, or any similar token or film participation agreements issued by other companies, is not predictive of the Company's future results, the value and success of the Securities or the ability of the Company to ever repay the Debt Amount or pay the Investment Return.

Lenders will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Lenders will be able to demand repayment of their investment. Only in limited circumstances, such as a dissolution event, may Lenders demand payment and even then, such payments will be limited to the amount of any cash funded by and traceable to Lender remaining in the escrow account, if any.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Lenders are not the first to be paid from Film proceeds.

The repayment of Lender's Debt Amount (as defined in the Film Participation Agreement) and the payment of the Investment Return (as defined in the Film Participation Agreement) will not become payable until other parties are paid in accordance with the payment waterfall as described in Section 4.2 of the Operating Agreement (attached hereto as **Exhibit D**) and the Amended and Restated Investor Film Deal Memo (which is attached hereto as **Exhibit E**). Only after all payments are made as set forth therein will Lenders become entitled to the payment of the Debt Amount and Investment Return under the Film Participation Agreement, and after these payments are made to third parties, there may not be sufficient funds to repay the Debt Amount and/or pay the Investment Return to Lenders pursuant to the terms of the Film Participation Agreement.

In the event of the dissolution or bankruptcy of the Company, Lenders will be treated as unsecured debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to principal and the Investment Return as described in the Film Participation Agreement. This means that such holders will only receive payments once all of the secured creditors (if any) have been paid in full along with all other unsecured creditors of the Company. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company. Notwithstanding the above, a Lender shall have a right with respect to any cash funded by and traceable to Lender remaining in the escrow account, if any, in the event of a dissolution event as set forth in the Film Participation Agreement.

Senior Creditors with claims that could reduce your investment or cause the total loss of your investment.

Although the Company intends the Film Participation Agreement to convey an interest in the Film proceeds in a true sale, it is possible that the Company's existing or future Creditors (the "**Creditors**") may attempt to challenge this position. If determined by a court that these Creditors claims should take precedence over those of the Lenders, it could reduce or cause the total loss of the proceeds available for distribution to Lenders. Although the Film Participation Agreement provides that the Company will not be entitled to Film proceeds unless Lenders are first paid in full, Lenders will not receive Film proceeds unless there are sufficient funds remaining after payment of attorneys' fees, expenses, and any more senior claims made on the proceeds.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their investment amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Lenders should not assume a guaranteed return of their investment amount.

A Lender may lose their right to any return on investment due to defaulting on certain notice and action requirements as set forth in the Film Participation Agreement; failure to claim FFO Tokens set aside in this case may result in a total loss of principal.

The Film Participation Agreement provides that Lenders in the Offering must complete, execute and deliver any reasonable or necessary information and documentation requested by the Company prior to payment of the Investment Return to address(es) on the Avalanche blockchain holding FFO Tokens or transferred FFO Tokens at the time the Debt Amount and Investment Return are received. The Company or its agent will notify investors of their ability to claim their Debt Amount and Investment Return by publishing the instructions for these claims procedures at https://republic.com/white-paper no later than fourteen (14) days after the Maturity Date. Lenders (and any transferees) must complete the Claims Procedures no later than sixty (60) days after publication of the Claims Procedures on https://republic.com/white-paper (hereinafter the "**Claims Period**"). Failure to comply with the Claims Procedures may result in the loss of Lender's (or a Transferee's (as defined in the Film Participation Agreement)) right to receive the Debt Amount and Investment Return and in any event, any and all rights to the Debt Amount and the Investment Return under the Film Participation Agreement will be terminated and of no further force or effect as of the end of the Claims Period.

There is no guarantee of a return on a Lender's investment.

There is no assurance that a Lender will realize a return on their investment or that they will not lose their entire investment. For this reason, each Lender should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Securities acquired by Lenders hereunder are subject to transfer restrictions described herein and as set forth in the Film Participation Agreement and that will be set forth in the FFO Token smart contracts.

The Lender understands the Securities or the FFO Tokens may not be resold or otherwise transferred unless (A) approved by the Company in its sole discretion and (B) such Transfer (as defined in the Film Participation Agreement) is subject to (i) a registration statement under the Securities Act and applicable state securities law, (ii) pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply, or (iii) pursuant to another federal and state registration exemption as well as any other relevant applicable law.

The Lender understands that the Company may place the legend set forth in the Film Participation Agreement or a similar legend on any book entry or other forms of notation evidencing the Securities (and any FFO Tokens used to facilitate payment of this instrument), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party.

The tax treatment of the Securities and the payment of FFO Tokens to Lenders is uncertain and there may be adverse tax consequences for Lenders upon certain future events.

The tax characterization of the Securities is uncertain, and each Purchaser must seek his, her or its own tax advice in connection with an investment in the Securities. An investment in the Securities may result in adverse tax consequences to Lenders, including withholding taxes, income taxes and tax reporting requirements. Each Lender should consult with and must rely upon the advice of its own professional tax advisors with respect to the tax treatment of an investment in the Securities and payment of the Investment Return in FFO Tokens.

Risks Related to Cryptocurrencies

Cryptocurrency is a digital representation of value subject to risks of ownership.

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Company is subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

In addition to the risks that apply to cryptocurrencies in general, FFO Tokens will also be subject to certain risks if and when issued to Lenders.

The FFO Tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the FFO Tokens that are not foreseen or fully appreciated by the management.

The trading price of cryptocurrencies, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings.

The price of cryptocurrencies is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of cryptocurrencies could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of cryptocurrencies. These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange, which could have a material adverse effect the value of cryptocurrencies. The speculative nature of the price of cryptocurrencies and past dramatic volatility in pricing may create risks for the volatile trading price of cryptocurrencies.

The markets for cryptocurrencies may be underregulated. As a result, the market price of cryptocurrencies may be extremely volatile. Rapid decreases in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a cryptocurrency trading platform, depending on the platform's controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the cryptocurrency market itself is unregulated there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of cryptocurrencies, which will have a material adverse effect on your ability to monetize any FFO Tokens that you receive pursuant to the Film Participation Agreement.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our Securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to our investors that are issued FFO Tokens. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on the value of cryptocurrencies.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the FFO Tokens.

The growth of the blockchain industry in general, as well as the blockchain networks on which the FFO Tokens will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and cryptosecurity industry, as well as blockchain networks, include, without limitation, (i) worldwide growth in the adoption and use of cryptocurrencies, cryptosecurities and other blockchain technologies; (ii) government and quasi-government regulation of cryptocurrencies, cryptosecurities and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; (iv) the maintenance and development of the open-source software protocol of cryptocurrency or cryptosecurities networks; (v) changes in consumer demographics and public tastes and preferences; (vi) the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks; (vii) general economic conditions and the regulatory environment relating to cryptocurrencies and cryptosecurities; and (viii) a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens would adversely affect the value of the FFO Tokens if issued to Lenders pursuant to the Film Participation Agreements.

The cryptocurrency and cryptosecurities industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the FFO Tokens.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrency's role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on the value of cryptocurrencies, including FFO Tokens.

Transaction fees may decrease demand for cryptocurrency and prevent expansion.

A miner that successfully adds a block to the blockchain is remunerated with newly minted coins (known as the "block reward") and may potentially also receive transaction fees.

Transaction fees are not pre-determined by most cryptocurrency protocols and vary based on market factors, such as user demand and the capacity of the network. If transaction fees paid for cryptocurrency transactions become too high, users may be motivated to move away from the cryptocurrency networks entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for cryptocurrency and prevent the expansion of the cryptocurrency networks to retail merchants and commercial businesses, either of which could result in a reduction in the price of cryptocurrencies that could adversely impact an investment in the Securities. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the price of cryptocurrencies and the value of FFO Tokens if and when issued.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect the value of cryptocurrencies.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on the value of cryptocurrencies, including FFO Tokens.

If the award of cryptocurrency rewards for solving blocks is not sufficiently high, miners may not have adequate incentive to continue mining and may cease mining operations, which may make the blockchains they support with their mining activity less stable.

As the number of bitcoin rewards awarded for solving a block in the bitcoin blockchain decreases, the relative cost of mining bitcoin will also increase, unless there is a corresponding increase in demand for that bitcoin. Even relatively stable demand may not be sufficient to support the costs of mining because as new miners begin working to solve blocks, the relative amount of energy expended to obtain a cryptocurrency award will tend to increase. This increased energy directly relates to an increased cost of mining, which means an increased cost of obtaining a bitcoin award. This increased cost, if not met with a corresponding increase in the market price for the bitcoin resulting from increased scarcity and/or demand, may lead miners to conclude they do not have an adequate incentive to continue mining and, therefore, may cease their mining operations. This reduction in active miners supporting a blockchain may result in a reduction in the aggregate hash rate devoted to the blockchain as its bitcoin award is reduced. We believe this would tend to adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet. This could permit such malicious actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and may be irreversible. Such events could have a material adverse effect on the value of cryptocurrencies, including FFO Tokens.

Risks Related to Government Regulation and Enforcement

The cryptoeconomy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our ability to issue FFO Tokens and the value of FFO Tokens if and when issued.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our ability to issue FFO Tokens and the value of FFO Tokens if and when issued.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business.

Cryptocurrencies are treated as "money" by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business ("MSB") under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets and offerings of digital assets, such as the FFO Tokens, is uncertain, and new regulations or policies may materially adversely affect the development and the value of the FFO Tokens.

Regulation of digital assets, like the FFO Tokens, and offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges are currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the FFO Tokens, tokens generally and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the FFO Tokens to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the FFO Tokens, including with respect to the liquidity of the FFO Tokens, the ability to access marketplaces or exchanges on which to trade the FFO Tokens, and the structure, rights and transferability of FFO Tokens.

Risks Related to Blockchain Technologies and the FFO Tokens

Upon receiving FFO Tokens, Lenders will bear the risk of loss of credentials.

Your FFO Tokens will be held in an Avalanche crypto-wallet. Your crypto-wallet stores your private key and public keys. Public keys allow outside parties to transmit cryptocurrencies into your digital wallet. Private keys allow you to receive, hold, access and transfer FFO Tokens. Accordingly, loss of requisite private key(s) associated with your wallet will result in your inability to access your FFO Tokens, and they will be unrecoverable. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your FFO Tokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to store FFO Tokens after the lockup, including your own failure to properly maintain or use such wallet, may also result in the loss of your FFO Tokens.

Notwithstanding any other provision of this Form C or the Film Participation Agreement, none of the Company nor any of the Company's agents or representatives shall be responsible or liable for any damages, losses, costs, penalties, fines or expenses arising out of or relating to (i) a Lender's loss of access to Lender's digital wallet, vault, or other storage mechanism the Lender uses to receive and hold the FFO Tokens, (ii) a Lender's failure to implement reasonable measures to secure the digital wallet, vault or other storage mechanism such party uses to receive the FFO Tokens or the relevant access credentials; or (iii) the loss of or unauthorized use of any access credentials of a holder of FFO Tokens.

Incorrect or fraudulent token transactions may be irreversible.

Transactions are irrevocable. Also, stolen or incorrectly transferred FFO Tokens may be irretrievable. Token transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of an FFO Token or a theft of a FFO Token, generally will not be reversible and you may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, FFO Tokens could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. For example, if FFO Tokens are sent to a contract that is not C-Chain compatible, the transaction will not be rejected because the contract will not recognize the incoming transaction, and the FFO Tokens could therefore get stuck in limbo and essentially be lost without intervention from the Avalanche team to burn and re-mint tokens sent in error. The failure to precisely follow the procedures for storing, receiving and transferring FFO Tokens, including, for instance, providing an incorrect wallet address, or providing an address that is not compatible with the Avalanche C-Chain, may result in the permanent loss of your FFO Tokens.

Risks association with the Avalanche protocol.

Because FFO Tokens are based on the Avalanche blockchain, any malfunction, breakdown or abandonment of the Avalanche protocol may result in the loss of or inability to transfer FFO Tokens. That may result in a situation where block producers may not include a Lender's transaction at the time such Lender expects, or a Lender's transaction may not be included at all. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks by undermining or vitiating the cryptographic consensus mechanism that underpins the Avalanche protocol, resulting in a significant loss secondary market liquidity for the FFO Tokens.

Trading venues on Avalanche are relatively new and therefore may be subject to low liquidity and failures.

The Avalanche trading venues are relatively new and could suffer from low liquidity. Further, the Avalanche trading venues will be subject, like all exchanges, to security failures or other operational issues, such events could result in a reduction in FFO Token prices. The FFO Token market prices will depend, directly or indirectly, on the prices set on trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, commodities or currencies. We do not maintain any insurance to protect from such risks, and do not expect any insurance for Avalanche accounts to be available (such as federal deposit insurance) at any time in the future, putting accounts at risk from such events.

If and when issued, FFO Tokens will not be legal tender or subject to Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") protections.

Cryptocurrency is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, FFO Tokens will not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. Although the FFO Tokens are a form of Supported Stablecoin (as defined in the Film Participation Agreement), the FFO Tokens will not be legal tender and will not be backed by any government.

The prices of digital assets are extremely volatile, and the FFO Tokens may also be subject to significant price volatility despite being a form of Supported Stablecoin.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile. Certain stablecoins have suffered peg breaks from the U.S. dollar, and if this were to happen to FFO Tokens, the market price of the FFO Tokens may also become highly volatile. Several factors may influence the market price, if any, of FFO Tokens, including, but not limited to, (i) the ability of the FFO Tokens to trade in a secondary market; (ii) the viability and success of the Avalanche decentralized smart contract platform availability; (iii) global digital asset supply; (iv) global digital asset and token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is safe and secure, and the regulatory restrictions on their use; (v) purchasers' expectations with respect to the rate of inflation; (vi) changes in the software, software requirements or hardware requirements underlying the FFO Tokens; (vii) changes in the rights, obligations, incentives, or rewards for the various holders of the FFO Tokens; (viii) interest rates; (ix) currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; (x) government-backed currency withdrawal and deposit policies of digital asset exchanges; (xi) interruptions in service from or failures of major digital assets and token exchanges on which digital assets and tokens are traded; (xii) investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in tokens or other digital assets; (xiii) monetary policies of governments, trade restrictions, currency devaluations and revaluations; (xiv) regulatory measures, if any, that affect the use of digital assets and tokens such as the FFO Tokens; (xv) global or regional political, economic or financial events and situations; and (xvi) expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and token industry and may affect other digital assets including the FFO Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the FFO Tokens and other digital assets to fluctuate. Such volatility in the price of the FFO Tokens may result in significant loss over a short period of time.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

White Paper Films is a documentary production company formed around the creation of the film "I Am Not Satoshi" (the "**Film**").

The Company conducts business in the United States and plans to distribute its products through the internet throughout the United States and internationally.

Business Plan

The Film We Are Making - The film will take us across the globe as we connect with the primary players from the birth of Bitcoin - The Cypherpunks. Satoshi was a member of this group and an active contributor to their mailing list - the cypherpunks were Satoshi's contemporaries and collaborators and we've garnered extensive access to key players from that movement and those closest to the inception of Bitcoin. We'll also be talking to tech luminaries, investigators, journalists and industry insiders to unpack the past, present and future of Bitcoin, arcing a narrative about why Satoshi disappeared, why people are so fixated on their identity and ultimately why this mystery still carries so much power.

Why This Is Exciting - Cannucciari's access and approach have resulted in the first seminal film to examine the impact of the emergence of Bitcoin in the financial sector and now he brings this approach to bear in the first film to unpack the secretive history of the origin of the world's first billion-dollar cryptocurrency. Bitcoin has transformed our world, for good or ill, and this film will stand as a unique perspective on where we came from and what that tells us about where we're going.

Why This Is Unique - Where other documentarians, amateur sleuths and more than a few conspiracy theorists have focused their attention on attempting to unmask Satoshi, absent Satoshi's desire to be known to the world there is no means to prove their identity beyond a shadow of a doubt. I Am Not Satoshi posits that we can learn more about the present and future of Bitcoin and cryptocurrency by examining Satoshi's motives, history and contemporaries in order to glean a broader understanding of who Satoshi truly was beyond just a name.

Marketing - We will be working with a publicist and sales agent, and are in discussions with a celebrity EP to help market the film and move towards finding a distributor. We will also potentially target festivals like Sundance, Toronto and Tribeca depending on timeline and interest from buyers.

Execution - The company plans to raise capital on Republic and then use those funds to bring on key personnel and execute general expenses for production of the film (travel, equipment etc.). Once the full budget of the film is realized we will finish the film and then move to sell it to a distributor e.g. Netflix. The proceeds from that sale will be used to repay various expenses associated with the Film, the Film Participation Agreements, plus accrued interest, and then the remaining funds will be divided up to pay the Company's members/investors in accordance with their investment or ownership interest in the film. Current estimates have us finishing the film by Q4 of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Target Market
Film Production	"I Am Not Satoshi"	Male/Female 18-40 age group

Competition

The markets in which our project will be licensed for distribution and broadcast are highly competitive. Our project will compete against similar projects of many large and small production companies, including well-known global competitors. In many of the markets and industry segments in which we will distribute our documentary project, we compete against other documentary and movie projects, many of which are produced by major studios. We know of a few other competing projects in this space, but none of them have the depth and access into the subject matter that our project is positioned to achieve. We have a strong track record of creating documentaries in this space, having made the seminal Bitcoin documentary "Banking on Bitcoin".

Customer Base

The younger generations are adopting cryptocurrency, with those who have experienced the internet being around through their entire lives most interested in the subject. This trend is likely to hold well into the future, as new users are coming on board every day that are perfectly comfortable with the idea of digital currency. Although the cryptocurrency community tends to be youthful, users of age 35 or over still account for 43% of the total community, meaning they should by no means be neglected. However, future generations will be more accepting of the idea of digitally-based financial transactions as Bitcoin and other cryptocurrencies prove themselves as being reliable, sound forms of money, and we advance even farther into our internet age. The target demographic for our documentary is males/female ages 18-40.

Supply Chain

Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law. The Company either owns or has acquired rights to use the recorded footage provided by third parties in the Company's documentary project.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$36,000
Publicity	0%	$0	2%	$12,000
Research	2%	$500	2%	$12,000
New Hires	38%	$9,500	35%	$210,000
General Working Capital	54%	$13,500	55%	$330,000
Total	**100%**	**$25,000**	**100%**	**$600,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

New Hires (including a Director of Photography, Associate Producers, Lead Editor, Line Producer and additional freelance staff on location)
General Working Capital (including for travel, hotels, location rentals, gear rentals, gear purchases and post-production expenses)

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers, Officers and Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Cannucciari	Founder, Chief Executive Officer and sole Member of the Company's Managing Member, Dynamic Range LLC	Founder/CEO/Director/Producer – White Paper Films, LLC, May 2018 - Present Responsibilities: Director/Producer responsible for coordination with EPs, creative lead on film 2017-2018 - Director for Desus & Mero (Viceland), Documentary for Wired Magazine as well as numerous freelance directing roles.	Ithaca College, Bachelor of Arts, Film (2001)
Jamie Peterson	Producer	Producer, White Paper Films, LLC, July 2021 - Present Responsibilities – Managing team and budget for upcoming film Previous Roles: Freelance Director/Producer, May 2020 - Present – Freelance. Responsibilities – Serving on a variety of projects for clients as Executive Producer and Producer, predominantly in the tech space; envisioning projects and managing them from start to finish; responsible for all aspects of productions, including budget, logistics and planning, operations and staffing Conde Nast/Conde Nast Entertainment, Nov 2018 - May 2020 Responsibilities – Creating content for brand and tech platforms including Amazon, TikTok, Meta, Google and others New Platforms responsible for sales and production of partnership content on new and digital platforms	Skidmore College, Bachelor of Science, Theater (2006)

Biographical Information

Christopher Cannucciari - Cannucciari wrote, produced and directed the feature documentary on Bitcoin, "Banking on Bitcoin", which premiered at the number one position on iTunes in early 2017. After its Netflix debut it remained in their top ten documentary list for over six months. The film has been called a "game changer for cryptocurrency" and it continues to be referenced as the best introduction to Bitcoin.

Cannucciari began his career, documenting true stories as a photojournalist for the Washington Post, National Geographic and AP in Rome, Italy. He landed a front-page photo on WaPo during his very first year. Cannucciari has had a long career in documentary filmmaking, beginning with his time at Vice News from 2007, working on the "Creators Project." More recently he headed up Viceland's #1 rated show, "Desus & Mero." In 2019, his Feature Documentary for WIRED, "Machine Learning: Living in the Age of A.I.," premiered at Cannes Lion.

He earned the prestigious Peabody award for his five years of work at "The Onion," and his 2009 narrative feature, "New Brooklyn" took two best picture awards (Canary Island Festival and SANFIC). Cannucciari has earned multiple Webby's and produced the best short film winner, "Stanhope"(HBO), winning both the American Black Film Festival (ABFF) and the Woodstock Film Festival. His beloved YouTube series "Great Depression Cooking with Clara" was one of Google's first YouTube creator partnerships. The show has 900,000 subscribers and counting. Cannucciari earned a B.A. degree in Film from Ithaca College in 2001.

Jamie Peterson – Peterson is a producer with an extensive track record creating non-traditional digital content, television and film. Recent work in 2021-2022 has included Super Snack Off (Amazon Music), YouTube Brandcast 2021 Pre-Show (Google/YouTube), @Algo (TikTok Creative Lab), and Virtually Dating S2 (Meta). From 2018-2019, he was also the lead for Conde Nast's New Platforms team focused on non-traditional, celeb based content such as Hoaxes and Cons with Nev Schulman (Vanity Fair) and Queenpins with Keke Palmer (Glamour). He was the showrunner and director for The Elite Daily Show on go90 from 2015-2017, producing 423 episodes over 2 years. Peterson earned a bachelor of science degree in Theater from Skidmore College in 2006.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, if such person acted in good faith and in a manner that such person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such person had no reasonable cause to believe that the person's conduct was unlawful.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized member interests are in the form of Units owned 100% by Dynamic Range LLC (the "**Managing Member**"). The Company's Amended and Restated Operating Agreement, dated August 12, 2022 (the "**Operating Agreement**"), authorizes the Company to issue member interests in the form of Units to additional members of the Company making monetary Capital Contributions (as defined in the Operating Agreement) to the Company (aside from the Managing Member) referred to as "Investment Members" in the Operating Agreement; however, no Units have been issued to Investment Members as of the date hereof. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,500,000 Units will be issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding Equity Interests consists of:

Type	Membership Interests
Amount Outstanding	1,500,000 Units
Par Value Per Unit	N/A
Voting Rights	The Managing Member shall maintain a controlling interest in the Company and make all decisions regarding the Company and the documentary film project, except Investment Members shall have the right to vote on those minimum items as required by applicable law.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Managing Member may decide at some point in the future to issue additional Units, which may dilute the value of the Film Participation Agreement.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, SAFEs, convertible notes or warrants.

Outstanding Investment Contracts

Type	Partnership Investment Deal Memo
Investment Amount	The Investor has agreed to invest (a) $200,000, plus (b) an amount equal to the budget of the documentary project (currently anticipated to be $800,000) less the sum of (i) the amount set forth in clause (a) above and (ii) any amounts raised by the Company via crowdfunding or other financing (the "**Investment**"). Amounts described in clause (a) above, to the extent not previously funded, was payable immediately upon the execution of the Deal Memo. Amounts under subsection (b) above will be funded at such point when the Investor and the Company jointly conclude that such amounts will not be raised in this Offering and will be represented by the purchase by the Investor of a Convertible Note in the amount set forth in clause (b) above.
Voting Rights	None.
Anti-Dilution Rights	None.

Material Terms	The Investment will constitute a contribution to the capital of the Company, and the investor pursuant to the Partnership Deal Memo (the "**Funder**") will be deemed to be a "partner" of the Company, solely for U.S. federal income tax purposes, and accordingly, the Company will establish and maintain a capital account for the Funder in accordance with applicable U.S. Treasury Regulations. The Company is treated as a partnership for tax purposes, with the result that the Funder will be required to report its share of the Company income, gain, loss, deduction and other tax items on its U.S. federal income tax return, as such items are reported to the Funder on a Schedule K-1 furnished by the Company. The Funder will be allocated items of income, gain, loss and deduction to match as closely as possible the payments made or to be made under the Deal Memo. The Funder will also be entitled to receive certain credits in the documentary project. "**Gross Receipts**" as used in the Deal Memo means all sums actually received by or credited to the Company from the distribution, exhibition, and other exploitation of the Project. The definition, accounting and payment of "Gross Receipts" will be on a most favored nation basis with those provided to any persons providing financing for the Project. Gross Receipts, if any, of the Project will be distributed, on a continuous and cumulative basis, in the following order: First, to the payment of all fees and expenses relating to the production, post-production, distribution, marketing promotion and/or delivery of the Project or any rights therein as specifically listed in the Deal Memo. Then, if the Debt Amount and Investment Return (both as defined in the Film Participation Agreements) have been deemed due and payable to Lenders pursuant to Section 1 of the Film Participation Agreements, to the repayment of the Debt Amount and Investment Return to Lenders (as defined in this Offering); and Then, to the Funder in an amount equal to 115% of its investment, or, if the Maturity Date is extended beyond 36 months, 125% of the Investment. Any remaining monies will be deemed "Net Proceeds". The Company will receive Fifty Percent (50%) of Net Proceeds ("Producer's Net Proceeds") and the other Fifty Percent (50%) of Net Proceeds will be defined as "Financier's Net Proceeds". The Funder will be entitled to a Proportionate Share (as defined below) of Financier's Net Proceeds. "Proportionate Share" is defined as the proportionate amount that Investment represents against the total, final budget of the Project. For illustration purposes only, if the Investment equals one hundred dollars ($100) and the total, final budget of the Project equals one thousand dollars ($1,000), The Funder's Proportionate Share would be 10% of

	Financier's Net Proceeds. Producer's Net Proceeds may be retained by the Company or disposed of as the Company may determine in its sole discretion. The remaining unallocated portion of the Financiers' Net Proceeds, less any pro-rata portion owed to other investors, may be retained by the Company or disposed of as the Company may determine in its sole discretion.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Managing Member may decide at some point in the future to issue additional partnership interests in the documentary project to other investors, which may dilute the value of the Film Participation Agreement.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	None.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dynamic Range LLC*	1,500,000 Units	100%

* The outstanding voting membership interests of Dynamic Range LLC are owned by Christopher Cannucciari. Christopher Cannucciari is Dynamic Range LLC's sole member and manages its business affairs as its sole member.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2022, the Company had an aggregate of $4,103 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering, except pursuant to that certain Lender Deal Memo between the Company and Avalanche (US) In LLC ("**Avalanche**"), dated July 27, 2021, and amended and restated as of August 12, 2022, whereby Avalanche has agreed to invest (a) Two Hundred Thousand Dollars (USD $200,000), plus (b) an amount equal to the budget of the Film (currently anticipated to be Eight Hundred Thousand Dollars ($800,000)) less any amounts raised by the Company via crowdfunding or other financing for use by the Company in connection with the development, production, and post-production of the Film; provided, that the amount of investment by Avalanche pursuant to clause (b) will be capped at Six Hundred Thousand Dollars ($600,000) (in addition to its initial investment described in clause (a) above).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified price.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Lenders should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Lenders should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Partnership Interest	1	$200,000	Pre-production and production expenses	July 27, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director, manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Christopher Cannucciari is the Founder and Chief Executive Officer of the Company, and he is the sole member of the Company's sole Managing Member, Dynamic Range LLC (which is a Delaware member-managed limited liability company). He is the producer/director of the Film, and he will receive a total of $100,000 as compensation for his services on the Film.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Lenders who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Lender should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at **https://www.dynmcrange.com/satoshi**.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Lenders and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Lenders should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Lenders and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Lenders and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Lenders and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Cannucciari
_____
(Signature)

Christopher Cannucciari
_____
(Name)

Chief Executive Officer, White Paper Films, LLC
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Cannucciari
_____
(Signature)

Christopher Cannucciari
_____
(Name)

Sole Member of Managing Member, Dynamic Range LLC
_____
(Title)

August 16, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

White Paper Films LLC

(a New York Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2020 through

December 31, 2021

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

White Paper Films LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 24, 2022

To: Board of Directors of White Paper Films
        LLC Attn: Chris Cannucciari, CEO

Re: 2021-20 Financial Statement Review

We have reviewed the accompanying financial statements of White Paper Films LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, members' equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of White Paper Films LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

WHITE PAPER FILMS LLC
BALANCE SHEET
Year Ended December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	30,308	$	-
Total Current Assets		**30,308**		**-**
Other Assets				
Production Cost		75,708		-
Total Other Assets		**75,708**		**-**
Total Assets	**$**	**106,016**	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Credit Card Payable	$	6,956	$	-
Total Current Liabilities		**6,956**		**-**
Total Liabilities		**6,956**		**-**
Member's Capital		100,000		-
Retained Earnings		(940)		-
Total Members' Deficit		**99,060**		**-**
Total Liabilities and Members' Equity	**$**	**106,016**	**$**	**-**

The accompanying footnotes are an integral part of the financial statements.

WHITE PAPER FILMS LLC
INCOME STATEMENT
Year Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	**2020**
Revenues	$ -	$ -
Cost of revenues	-	-
Net Profit	**-**	**-**
Operating Expenses		
Bank Fees	940	-
Total Operating Expenses	**940**	**-**
Net Income (Loss)	**$ (940)**	**$ -**

The accompanying footnotes are an integral part of the financial statements.

WHITE PAPER FILMS LLC
STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Member Contribution	Retained Earnings	Total Members' Deficit
Balance as of January 1, 2020	-	-	-
Net loss	-	-	-
Balance as of December 31, 2020	-	-	-
Member Contribution	100,000	-	100,000
Net loss	-	(940)	(940)
Balance as of December 31, 2021	100,000	(940)	99,060

The accompanying footnotes are an integral part of the financial statements.

WHITE PAPER FILMS LLC
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (940)	$ -
Changes in operating assets and liabilities:		
Increase (Decrease) in Production Cost	(75,708)	-
Increase (Decrease) in Credit Card Payable	6,956	-
Net cash provided by (used in) operating activities	**(69,692)**	**-**
Cash Flows from Financing Activities		
Members' Capital	100,000	-
Net cash used in financing activities	**100,000**	**-**
Net change in cash and cash equivalents	**30,308**	**-**
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	**$ 30,308**	**$ -**

The accompanying footnotes are an integral part of the financial statements.

WHITE PAPER FILMS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

White Paper Films, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on May 11, 2018. The Company exists to create "*I Am Not Satoshi*" – a feature length documentary exploring the origins of Bitcoin and Cryptocurrency. The Company's headquarters are in Brooklyn, New York. The company began operations in 2021.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $30,308 and $0 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020 the Company had no fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with US GAAP, which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

There were no assets or liabilities at December 31, 2021 and 2020 requiring fair value measurements in accordance with US GAAP.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 and 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company has adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company is currently pre-revenue and has not generated any revenue. The Company has not received any consideration for future services (deferred revenue).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of formation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company intends to file its income tax return for the period ended December 31, 2021 and 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – EQUITY

As of July 2021, the Company entered into an investment agreement with Avalanche In, LLC in connection with the motion picture project then titled *Untitled Satoshi Documentary* which is currently titled "I Am Not Satoshi" (the "Project"). By virtue of the Agreement, the Company received $100,000.00 and is committed to pay the amount to the budget of the Project (currently anticipated to be Eight Hundred Thousand Dollars ($800,000.00) less any amounts raised by the Company via crowdfunding or other financing in connection with the Project. According to the Agreement, the Investment will constitute a contribution to the capital of the Company, and Investor will be deemed to be a "partner" of the

Producer. Then, to Investor and other equity investors investing in the Project, until such time as such investors have received their investment of together with a fifteen percent (15%) premium, on a pro rata pari passu basis.

For tax purposes, the Company is treated as a partnership with the result that Investor will be required to report its share of Producer income, gain, loss, deduction and other tax items on its U.S. federal income tax return, as such items are reported to Investor on a Schedule K-1 furnished by Producer.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and 2020.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Production Legal Services Retainer

The Company signed a production legal contract with Donaldson Callif Perez, LLP ("Production Counsel") to represent the Company and provide strategy advice, negotiating agreements, reviewing contracts and otherwise entertainment legal services and not include investor/financing agreements, resolutions of conflicts, music clearance/licenses and distributions. The Company agreed to pay the Production Counsel a flat fee of $20,000 with hourly charges for services that exceed the scope of work set forth.

Addendum to the Investment Deal Memo

On March 1, 2022, the Company entered into an amended and restated deal memo to the investment deal with Avalanche In, LLC, in which Avalanche In, LLC agrees to invest an additional $50,000 in the project, following the terms of investor's investment in the motion picture project. Any potential additional investments received after the below date of management's evaluation of subsequent events are not listed.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $600,000 in Film Participation Agreements. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $600,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING ("**REGULATION CF**" OR "**REG. CF**") UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM AND AS OTHERWISE SET FORTH HEREIN.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

WHITE PAPER FILMS, LLC

FILM PARTICIPATION AGREEMENT

This Film Participation Agreement **(**this **"Participation Agreement")** is entered into on or about **[Date]** **(**the **"Effective Date")** by and among White Paper Films, LLC, a New York limited liability company (the **"Company"**) and each of the lenders who execute a signature page hereto (each, a **"Lender**,**"** collectively the **"Lenders"**) individually in the amount of US$[ ] (the **"Debt Amount"**).

WHEREAS, the purpose of the Lender's entry into the Participation Agreement is to provide funding, in the form of a loan, in an aggregate amount of up to $600,000.00 (the "**Offering**") to the Company for certain operating and other expenses related to the documentary film project currently entitled "I Am Not Satoshi" (the "**Film**"); and

WHEREAS, the Lender is hereby entitled to repayment of the Debt Amount and interest in the form of a Supported Stablecoin (defined below) as further set forth below;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Lenders and the Company, intending to be legally bound, hereby agree as follows:

"**Interest Amount**" means simple interest equal to fifteen percent (15%) of the Debt Amount, payable on the Maturity Date. Notwithstanding anything to the contrary herein, (i) any prepayment of this Participation Agreement pursuant to Section 1(a)(i) below shall be calculated based on Lender receiving a fifteen percent (15%) return on the Debt Amount (calculated as if this Participation Agreement is being paid on the Maturity Date in accordance with its terms) in addition to the repayment of the Debt Amount notwithstanding the prepayment date, and (ii), if the Maturity Date is extended by the Company as provided in the definition of "Maturity Date," the Interest Amount as described in the previous sentence shall be twenty-five percent (25%) of the Debt Amount.

"**Investment Return**" means the sum of (a) the Interest Amount and (b) the Debt Amount as described more fully in Schedule I. The Company shall pay the Investment Return to the Lender in the form of a Supported Stablecoin.

"**Maturity Date**" means the first to occur of (i) ninety (90) days following the initial sale of broadcast rights to the Film or (ii) up to and including the last day of the 36th month after the Closing Date; provided, that the Company may, by notice to the Lenders, extend the Maturity Date to the last day of the 60th month after the Closing Date.

See **Section 2** for additional defined terms.

1. *Repayment Terms*

    a. **General Repayment Obligations.**

        i. *Prepayment*. The Company may at any time, upon notice to the Lenders, prepay all, but not less than all, of the aggregate Investment Return of all Lenders.

        ii. *Repayment.* Upon the Maturity Date, if the Investment Return has not been satisfied and this Participation Agreement has not been terminated as provided herein, the Company shall pay to the Lender the Investment Return as set forth in Schedule I. With respect to each Lender, the Debt Amount shall be as set forth on the signature page hereto.

        iii. *Mechanism of Payment of Investment Return*. The Company agrees to pay each Lender the Investment Return in accordance with and subject to the limitations set forth in Schedule I. The payment of the Investment Return shall be facilitated by the distribution and use of FFO Tokens (defined below), and the Investment Return shall be paid on-chain in the form of a Supported Stablecoin to at each Lender's Avalanche Address. In the event a Lender has Transferred the FFO Tokens to another Avalanche address consistent with Section 5, the Investment Return will be payable to whichever Avalanche address(es) hold the Transferred FFO Tokens at the time of the payment of the Investment Return; provided, that the Transferee (defined below) complies with the Claims Procedures no later than sixty (60) days after publication of the Claim Procedures (hereinafter the "**Claims Period**"). Failure to timely comply with the Claim Procedures may result in the loss of Lender's or Transferee's right to receive the Investment Return and in any event, any and all rights to the Investment Return under this Participation Agreement will be terminated and of no further force or effect as of the end of the Claims Period.

        iv. *Repayment Obligation.* An Affiliate of the Company may repay the Lender any amounts due under this Participation Agreement; however, nothing herein shall relieve the Company of ultimate liability for the payment of the Investment Return.

        v. *Termination*. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur of the Company satisfying its repayment obligations in full pursuant to this Section 1 or the Lender or Transferee (if applicable) failing to comply with the Claims Period as specified in Section 1(a)(iii).

        vi. *Default*. If (a) the Company fails to pay when due any principal or interest payment, and such payment shall not have been made within twenty (20) days following the Company's receipt of the Lender's written notice to the Company of such failure to pay; or (b) the Company materially breaches any other covenant contained in this instrument and such failure continues for fifteen (15) days after the Company receives written notice of such material breach from the Lender; or (c) a Dissolution Event has occurred, then in any such case the Lender may, upon written notice to the Company, declare this instrument in default and immediately due and payable in full , following which this instrument shall accelerate and all principal and unpaid accrued interest shall become immediately due and payable in full, without presentment, demand, protest or further notice.

b. **Issuance of FFO Tokens.**

    i. Within one hundred twenty days (120) of the Closing Date, the Company directly, or indirectly using the services of a third party of the Company's choosing, shall send the FFO Tokens to the Lenders at the respective Avalanche Address ("**Lender's Avalanche Address**") set forth on the signature pages to this Participation Agreement. The Lender will receive an FFO Token in a 1:1 ratio for every dollar of Debt Amount. For example, if the Debt Amount is one hundred dollars ($100.00), the Company will send one hundred (100) FFO Tokens to the respective Lender's Avalanche Address.

    ii. The FFO Tokens are subject to transfer restrictions as described in Section 5.

    iii. The Lender is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Lender uses to receive and hold the FFO Tokens, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s).

    iv. If the Lender's private key(s) or other access credentials are lost, the Lender may lose access to the FFO Tokens. Notwithstanding any other provision of this Participation Agreement, none of the Company nor any of the Company's agents or representatives shall be responsible or liable for any damages, losses, costs, penalties, fines or expenses arising out of or relating to (i) a Lender's loss of access to Lender's digital wallet, vault, or other storage mechanism the Lender uses to receive and hold the FFO Tokens, (ii) a Lender's failure to implement reasonable measures to secure the digital wallet, vault or other storage mechanism such party uses to receive the FFO Tokens or the relevant access credentials; or (iii) the loss of or unauthorized use of any access credentials of a holder of FFO Tokens.

c. **Dissolution Event**. If a Dissolution Event (defined below) occurs before repayment obligations under this instrument have been satisfied in full, to the extent permissible by law, the Lender shall have a right with respect to any cash funded by and traceable to Lender remaining in the escrow account, if any.

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The terms "control", "controlled", or "controlling" refer to the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Avalanche**" means the decentralized smart contract platform as described on https://www.avalabs.org/whitepapers.

"**Avalanche Address**" means a public C-Chain address on the Avalanche blockchain network.

"**Claims Procedures**" means procedures to be established and administered by the Company or its agent, which must be complied with prior to payment of the Debt Amount and Investment Return to Avalanche address(es) holding FFO Tokens or Transferred FFO Tokens at the time the Investment Return is received. The

Company or its agent will use commercially reasonable efforts to notify the Lender of its ability to claim its Investment Return by publishing the instructions for these procedures at https://republic.com/white-paper no later fourteen (14) days after the Maturity Date.

"**Closing Date**" means the date on which the Portal (or its affiliates) instructs the Escrow Agent to release the Debt Amount from escrow to the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) against the Company seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Escrow Agent**" has the meaning set forth in the Form C associated with this Offering.

"**Film Financing Offering Tokens**" or "**FFO Tokens**" means digital blockchain security tokens representing the right to receive the payment of the Investment Return in accordance with Section 1 that are issued by the Company on the Avalanche blockchain in connection with the transaction contemplated by this Participation Agreement.

"**Governmental Authority**" means any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

"**Portal**" or "**Republic**" means OpenDeal Portal LLC, a Delaware limited liability company and an SEC-registered entity operating as Republic, a FINRA registered Funding Portal or a successor entity. In the event of the dissolution of OpenDeal Portal LLC, the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders.

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility and (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

"**Supported Stablecoin**" means a U.S. dollar-pegged stablecoin generally accepted in the blockchain industry as having sound risk and compliance procedures (such as USDC).

"**Transfer**" or "**Transferred**" means (i) to give, sell (directly or indirectly) exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, voluntarily or involuntarily, by operation of law or otherwise. When referring to an FFO Token, "Transfer" shall mean the Transfer of such FFO Token or this instrument, or the creation of a swap or other derivative with respect to, or transfer or disposition of, any FFO Token or any interest, right, claim, obligation or liability under this instrument or with respect to any FFO Token; or (ii) the Lender entering into or becoming subject to a contract, agreement or understanding, written or oral, contemplating or relating to any of the foregoing.

"**Transferee**" means a recipient of a Transfer of an FFO Token consistent with Section 5 herein.

TRANSFEREES OF FFO TOKENS SHALL BE OBLIGATED TO REVIEW THE OFFERING PAGE TO APPRISE THEMSELVES OF THE (I) TERMS AND CONDITIONS OF THE OFFERING, AND (II) LIMITATIONS ON THE RIGHT TO PAYMENT HEREUNDER. TRANSFEREES WILL BE RESPONSIBLE FOR COMPLIANCE WITH THE ABOVE.

3. *Company Representations*

The Company hereby represents and warrants to the Lender as of the Closing Date as follows:

    a. The Company is validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

    b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

    c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

    d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

    e. THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE FFO TOKENS OR SUPPORTED STABLECOIN, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

    f. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section

3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Lender Representations*

The Lender hereby represents and warrants to the Company as of the Closing Date as follows:

a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this Participation Agreement or the FFO Tokens may not be resold or otherwise Transferred unless approved by the Company in its sole discretion and: (i) they are registered under the Securities Act and applicable state securities law; or (ii) pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of Portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a Lender under this Participation Agreement, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a Reg. CF offering with other Participation Agreements, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender acknowledges that it is the rightful owner of, or has the appropriate and lawful right to use, the wallet address provided to Portal and/or the Company for the purpose of receiving the Investment Return. Furthermore, the Lender acknowledges that neither the Company nor Portal will have access to or control the Lender's wallet address' private key(s).

k. The Lender understands and expressly accepts that the FFO Tokens will be created and delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY FFO TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE FFO TOKENS.

l. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

m. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of FFO Tokens issued to the Lender pursuant to the terms of this instrument. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of FFO Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of FFO Tokens pursuant to this instrument.

n. The Lender acknowledges and agrees that it has truthfully complied with the Portal's Know Your Customer ("*KYC*") test, whereby the Lender will be screened against the Office of Foreign Assets Control lists and other watch lists. The Lender agrees to provide the Portal with the relevant information and assistance in the process in a timely manner. If the Lender does not provide the information reasonably requested by the Portal, then the Company shall not be obligated to complete the sale or delivery of this instrument nor FFO Tokens to the Lender.

o. By accepting this instrument, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this instrument or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

p. The Lender represents that the Lender understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Lender is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*

a. The Lender understands and agrees that this Participation Agreement or the FFO Tokens may not be resold or otherwise transferred unless (A) approved by the Company in its sole discretion and (B) such Transfer is subject to (i) a registration statement under the Securities Act and applicable state securities law, (ii) pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply, or (iii) pursuant to another federal and state registration exemption as well as any other relevant applicable law.

b. The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this instrument (and any FFO Tokens used to facilitate payment of this instrument), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED.

6. *Notices*

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be mailed or otherwise delivered in person or by electronic transmission at the email address of such party set forth on the signature pages hereof or to such other address or email address as the party shall have furnished in writing to the other party.

7. *Miscellaneous*

   a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

   b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of equity interests of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of an equity interest holder of the Company or any right to vote for the election of directors or upon any matter submitted to equity interest holders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

   c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

   d. All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

   e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this instrument only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This Participation Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j. All notices under this Participation Agreement will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event*. It is the Lender's sole responsibility to keep the Company informed of any changes in the Lender's email address or any transfers of ownership of this Participation Agreement or FFO Tokens.

k. In no event shall any owner, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this Participation Agreement.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this Participation Agreement, for any failure or delay in fulfilling or performing any term of this Participation Agreement, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

m. All securities issued under this Participation Agreement may be issued in whole or fractional parts, in the Company's sole discretion.

n. The Lender acknowledges and agrees that the Company is not licensed under the New York State Department of Financial Services BitLicense regime.

o. The Lenders acknowledge and agree that FFO Tokens are not a medium of exchange or store of value as defined under applicable laws, rules and regulations.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

WHITE PAPER FILMS LLC

By: _____

Name: _____

Title: _____

Address:_____

Email:_____

LENDER

By: [/s/ Investor Signature]_____

Name: [Investor Name]_____

Email:_____

Debt Amount:_____

Lender's Avalanche

Address:_____

11

The "Investment Return" shall mean:

- Fifteen percent (15%) simple interest on the Debt Amount if the Maturity Date occurs (i) ninety (90) days following the initial sale of broadcast rights to the Film or (ii) up to and including the last day of the thirty sixth (36th) month after the Closing Date. For example, if the Debt Amount is $100 (*i.e.* 100 FFO Tokens), the Buyer shall be entitled to receive $115 in Supported Stablecoin.

- Twenty-five percent (25%) simple interest on the Debt Amount if the Company, with notice to the Lenders, extends the Maturity Date. For example, if the Debt Amount is $100 (*i.e.* 100 FFO Tokens), the Buyer shall be entitled to receive $125 in Supported Stablecoin.

EXHIBIT C

Video Transcript

00:00:00:12 - 00:00:05:10
Unknown: When Bitcoin was invented, it caught the mother of all Zeitgeists.

00:00:05:10 - 00:00:08:07
Unknown: Who's heard of Bitcoin?

00:00:08:07 - 00:00:11:11
Unknown: Let's talk rocket ships. Bitcoin 39,000.

00:00:11:11 - 00:00:14:16
Unknown: It's up 1,000% this year alone.

00:00:14:16 - 00:00:19:15
Unknown: Bitcoin is odorless, colorless, classless. Anyone can get into it.

00:00:19:15 - 00:00:21:14
Unknown: Musk is driving so much of this market.

00:00:21:15 - 00:00:28:11
Unknown: Elon Musk now investing $1.5 billion in the cryptocurrency.

00:00:28:11 - 00:00:38:03
Unknown: Who started Bitcoin?
Unknown: We think it was Satoshi Nakamoto.
Unknown: Who is that?
Unknown: No one really knows.

00:00:38:03 - 00:00:41:20
Unknown: Who is Satoshi Nakamoto? Why did he create Bitcoin? Where did he come from? Where did he go?

00:00:41:21 - 00:00:44:16
Unknown: There will always be this shadow over bitcoin.

00:00:44:16 - 00:00:46:18
Unknown: Are you Satoshi?
Unknown: Yes.

00:00:46:18 – 00:00:55:17
Unknown: I'm surprised I wasn't asked why I'm convinced Craig is Satoshi.
Unknown: Just a little bit of controversy for fun I'll explain why I think he's probably not Satoshi.

00:00:55:17 - 00:00:59:04
Unknown: I'm not here to try to convince you that my client is Satoshi Nakamoto.

00:00:59:11 - 00:01:07:21
Unknown: I know that he is. The only evidence that you say you would take are the coins or the key and that won't happen. Nope. We're not on camera. Okay, we're done.

00:01:07:21 - 00:01:10:17
Unknown: It's being called Bitcoin's. Trial of the century.

00:01:10:17 - 00:01:17:05
Unknown: A Miami federal judge could order 1.1 million bitcoins to be split in half.

00:01:17:05 - 00:01:20:18
Unknown: I put out a lot of evidence. There's nothing you can disprove.

00:01:20:18 - 00:01:27:02
Unknown: We don't care if it's ever fully proven. In people's minds, there will always be skeptics.

00:01:27:16 - 00:01:29:11
Unknown: Hi. My name is Satoshi Nakamoto.

00:01:31:09 - 00:01:45:15
Unknown: Jesus. Okay. You're pushing me to the wall.

00:01:45:15 – 00:01:49:04
Unknown: Okay. I'm not involved in Bitcoin.

00:01:49:04 - 00:01:53:05
Unknown: It's actually not as easy playing the villain as people think.

EXHIBIT D

Amended and Restated Operating Agreement

AMENDED AND RESTATED OPERATING AGREEMENT
for

WHITE PAPER FILMS, LLC

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

AMENDED AND RESTATED
OPERATING AGREEMENT
for
WHITE PAPER FILMS, LLC

This Amended and Restated Operating Agreement (as hereafter amended, modified, supplemented or restated, this "Agreement") of White Paper Films, LLC (the "Company"), dated as of August 12, 2022, amends and restates the Operating Agreement of the Company dated as of May 11, 2018 (the "Original Agreement"), by and among the parties who from time to time execute this Agreement as Members (each, a "Member" and, together, the "Members").

A.   The Company was organized as a New York limited liability company by the filing of its Articles of Organization with the Secretary of State of the State of New York pursuant to Section 203 of the New York Limited Liability Company Law (as amended from time to time, the "Act").

B.   The Members wish to adopt this Agreement as the Company's Operating Agreement for the purpose of, *inter alia*, designating the current membership interests of the Company and providing for the future issuance of membership interests. All parties hereto agree that this Agreement shall amend and restate the Original Agreement in its entirety as of the date hereof.

NOW, THEREFORE, the Members agree as follows:

ARTICLE I
DEFINITIONS

Terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement; and, when not so defined, have the meanings set forth in the Act.

1.   "Adjusted Gross Proceeds" with respect to any period means all cash, revenues, funds and receipts received by the Company during such period (excluding therefrom capital contributions) less the sum of the following: (i) all charges against income of any kind reasonably incurred for the business of the Company, including, without limitation, taxes, sales agent fees, costs associated with the production, distribution (including film festival costs) and/or delivery of the Picture (as defined below), residuals, insurance, accounting and legal fees, and all other fees and charges paid with respect to all indebtedness of the Company, but not including payments to the Manager and (ii) such working capital or reserves as the Managing Member reasonably determines to be necessary or appropriate for the proper operating of the Company's business or the winding up of the affairs and liquidation of the Company.

2.   "Agreement" means this Amended and Restated Operating Agreement, as originally executed and as may be amended, modified or supplemented from time to time.

3.   "Capital Contribution" means money, property or services contributed to the Company by a Member in exchange for an equity interest in the Company in accordance with, and subject to the terms and conditions of, this Agreement. A Capital Contribution shall not be deemed a loan.

4.   "Deal Memo" means the Investor Deal Memo between the Company and the Funder, as the same may be amended, modified or supplemented from time to time.

5.   "Funder" means Avalanche (US) In LLC, a Delaware limited liability company.

6.   "Lender" means a Lender under a Participation Agreements.

7.   "Investment Member" mean any member of the Company making monetary Capital Contributions to the Company, aside from the Managing Member.

8.   "Managing Member" means Dynamic Range, LLC ("Dynamic Range"), or any other entity or person who from time to time succeeds Dynamic Range as Managing Member and who, in either case, is serving at the relevant time as Managing Member. The Managing Member may be referred to herein as the "Manager".

9.   "Maturity Date" has the meaning set forth in the Participation Agreements.

10.   "Net Income" or "Net Losses" means for any fiscal year (or portion thereof) the net income or net loss of the Company determined in accordance with the same principles as employed in determining the Company's taxable income or loss for U.S. federal income tax purposes, taking into account the full amount of any recognized gains or losses. For purposes of this computation, taxable income or loss shall include every item requiring separate computation under Section 702(a) of the Internal Revenue Code of 1986 and shall include any items not deductible for tax purposes and not includible in income or loss for tax purposes.

11.   "Participation Agreements" means the Film Participation Agreements entered by the Company with the Lenders identified therein, as the same may be amended, modified or supplemented from time to time.

12.   "Participation Interests" means all of the financial obligations issued by the Company pursuant to the Participation Agreements.

13.   "Picture" or "Film" means the feature-length documentary motion picture currently titled "*I Am Not Satoshi*", to which the Company intends to develop, produce, exploit and control all rights, including appurtenant and ancillary thereto.

14.   "Units" means the interests of a Member in the Company in accordance with this Agreement and the Act, as such interests are set forth in the column entitled "Units" contained in Exhibit C attached hereto and as recalculated from time to time pursuant to this Agreement.


ARTICLE II
ORGANIZATIONAL MATTERS


1.   The Manager has caused the Articles of Organization to be filed with the New York Secretary of State.

2.   The name of the Company is White Paper Films, LLC.

3.   The principal executive office of the Company shall be 110 Ainslie St #1, Brooklyn, NY 11211, or such other place or places as may be determined by the Manager from time to time.

4.   The registered agent for service of process on the Company shall be the New York Secretary of State pursuant to Section 301 of the Act. The address to which the New York Secretary of State shall mail a copy of any process against the Company served is: Christopher Cannucciari, 110

Ainslie St #1BK, Brooklyn, NY 11211. The Manager from time to time may change the Company's agent for service of process.

5.   The business of the Company shall be to develop, produce, advertise, and distribute the Picture and control the rights to the Picture and to perform and conduct any other activities necessary or incidental to the foregoing or in the opinion of the Manager in furtherance of the objectives of the business of the Company.

6.   The Members intend the Company to be a limited liability company under the Act. Neither the Manager nor any Member shall take any action inconsistent with the law and the express intent of the parties to this Agreement.

7.   The Manager intends the Company to be classified as a partnership for federal and state income taxes, to the maximum extent possible. The rights and liabilities of the Manager shall be determined under the Act and this Agreement. To the extent that the rights and obligations of any Member or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement shall control to the extent permitted by the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

8.   The "Term of Existence" of the Company shall commence on the effective date of filing of the Articles of Organization with the New York Secretary of State, which was May 11, 2018, and shall continue until the last expiration of copyright on the Picture unless sooner terminated by the provisions of this Agreement, or as provided by law.

9.   The name and address of the Managing Member is as follows:

Dynamic Range, LLC
110 Ainslie St #1
Brooklyn, NY 11211

10.   The names and addresses of the Investment Members are attached hereto as <u>Exhibit C</u>.

ARTICLE III
CAPITAL AND CAPITAL CONTRIBUTIONS

1.   Members shall contribute the Capital Contribution in the form of funds, services, property and other such benefits as necessary to produce the Picture and cover other expenses as reasonably necessary.

2.   The Company will comply with all applicable laws and regulations concerning securing financing hereunder.

3.   The Manager shall contribute as the Manager's Capital Contribution services to the Company, including, but not limited to, producing the Picture and other such services as applicable. Such Capital Contribution shall not prohibit the Manager from receiving a fee for services rendered on the Picture.

4.   A "Capital Account" shall be established and maintained for each Member. Each Member's Capital Account shall be: (i) increased by the Capital Contributions of cash or property of such Member, any Net Income and other items of income or gain allocated to such Member; and (ii) decreased by

the amount of cash and fair market value (on the date of distribution) of any other Company property distributed to such Member, any Net Losses and other items of loss or deduction allocated to such Member.

5.   Each Member that has made Capital Contributions to the Company acknowledges that the economic interest set forth in Article IV below is full and complete consideration for such Capital Contributions.

6.   Investment Members' Capital Contributions shall be as set forth on Exhibit C.

7.   No Member shall be required to make any additional Capital Contribution. No Investment Member may voluntarily make any additional Capital Contribution, without the prior written consent of the Manager.

8.   No Member may sell, donate or pass over his, her or its economic interest in the Company to any third party without the express written consent of the Manager.

9.   Except as set forth in Article IV below or elsewhere, no Investment Member shall have priority over any other Member with respect to the return of Capital Contributions or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

10.   No interest shall be paid on Capital Contributions.

11.   The current budget for the Picture is attached hereto as Exhibit D, as amended.

ARTICLE IV
DISTRIBUTIONS

1.   Net Income shall be allocated to the Members in proportion to their Units. Net Losses shall be allocated, first, to the Members, to the extent of and in proportion to the positive balances in their Capital Accounts; and thereafter, to the Members in accordance with their respective Units. The allocations set forth above shall be for income tax purposes only.

2.   Distributions thereof shall be made by the Company as follows (provided, that no distributions shall be made pursuant to Section 4.2.2 through Section 4.2.4 hereof prior to the Maturity Date):

        2.1.   First, to the following:

                2.1.1.   Any collection account fees and expenses payable to the collection accountant engaged on the Picture;

                2.1.2.   All sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third-party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by the Company relating directly to the Picture;

                2.1.3.   Ongoing accounting costs and expenses incurred by the Company in connection with the receiving, maintaining and/or processing of payments in connection with the Picture, including, but not limited to, guild and union residuals, insurance, taxes, accounting and legal fees;

2.1.4.   Any fees incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production, distribution, marketing promotion and/or delivery of the Picture or any rights therein, including but not limited to, marketing fees and expenses, delivery costs and expenses, and festival expenses (e.g., publicist, accommodations for lead cast, producers, etc.);

2.1.5.   Any legal and accounting costs and expenses incurred by the Company in connection with the negotiation of the sales and distribution agreements for the Picture; and

2.1.6.   Expenses incurred by the Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture) and maintenance and filing fees required to maintain the Company in good standing in the state of New York; and any amounts required to be withheld by law, if any.

2.2.   Second, if the Participation Interests have been deemed due and payable pursuant to Section 1(a) of the Participation Agreements, or the Maturity Date has occurred, to the repayment in full of the Participation Interests in the manner set forth in Section 1(a)(iii) of the Participation Agreements.

2.3.   Third, to the Funder in an amount equal to 115%, or, if the Maturity Date has been extended by the Company under the Participation Agreement, 125%, of its Investment under the Deal Memo.

2.4.   Thereafter, to the Funder and the Managing Member as set forth in Paragraph 4 of the "Recoupment" section of the Deal Memo.

3.   No distribution shall be declared and paid under this ARTICLE IV unless, after the distribution is made, the assets of the Company would be in excess of all liabilities of the Company, except amounts due to Members on account of the Capital Contributions.

ARTICLE V
MANAGEMENT

1.   The Company shall be managed by the Manager.

2.   The Manager shall have the powers and duties set forth in this Agreement.

3.   All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture, including, but not limited to, the production, distribution, advertising, and exploitation of the Picture shall be made by the Manager. The Manager agrees not to use this process to prevent the production, development, or exploitation of the Picture or to frustrate the purpose of the Company.

4.   Investment Members shall not have say over any aspects regarding the Picture, including but not limited to all financial, business and artistic production elements in connection with the production of the Picture, and all commitments and contracts relative to any of the foregoing.

5.   All Picture credits accorded the Company and Manager shall be in the sole discretion of the Manager, except to the extent such credit is controlled by a third party (e.g., financier, studio, union or guild requirements). All other aspects of the Picture credits, including but not limited to size, prominence and placement, shall be determined by the Manager.

6.   The Manager may have other business interests to which Manager devotes a portion of the Manager's time. The Manager shall devote such time to the conduct of the business of the Company as the Manager, in its own good faith and discretion, deems necessary. The Manager may engage in other activities reasonably related to or competitive with the Picture.

7.   It is agreed that the Manager may incur and pay certain reasonable and necessary business expenses (out-of-pocket) that will be paid without reimbursement from the Company (collectively "UPE"). Such UPE, as determined appropriate for the effective operation of the Company may include, but are not limited to: automobile, phone & cell phone, meals and entertainment, home-office expenses, travel and lodging, and certain other project development costs. The Manager is entitled to deduct such expenses from gross income and self-employment income on its tax returns and should consult with its tax advisors regarding substantiation and method of deduction.

ARTICLE VI
RISK FACTORS

1.   Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

2.   The entertainment industry in general, and the motion picture industry in particular, is continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of producing and distributing motion pictures. In addition, the theatrical success of a motion picture remains an important factor in generating revenues in other media such as digital distribution and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

3.   The Company itself is in its organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. In order to prosper, the success of the Picture will depend partly upon the ability of the Manager to produce a film of exceptional quality at a lower cost which can compete in appeal with higher-budgeted films of the same genre. In order to minimize this risk, the Manager plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contracts with satisfactory terms, and the continued participation of the current

management.

ARTICLE VII
ACCOUNTS AND ACCOUNTING

1.   Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal business office, or at such other locations as the Manager may determine from time to time, and shall be open to inspection and copying on reasonable notice by any Member or the Member's authorized representatives during normal business hours, but no more than once per calendar year. The costs of such inspection and copying shall be borne solely by the Member individually and in no way shall be considered to increase the Member's Capital Contribution.

2.   Financial books and records of the Company shall be kept on the cash method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be prepared in accordance with generally accepted accounting principles and shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 to December 31.

3.   Christopher Cannucciari is designated as the "Partnership Representative" to represent the Company (at the Company's expense) in connection with all tax authorities with respect to each applicable taxable year of the Company. The Manager may, from time to time, change the Company's Partnership Representative.

ARTICLE VIII
MEMBERSHIP MEETINGS, VOTING, INDEMNITY

1.   There shall be two classes of membership: Investment Members and the Managing Member. No Investor Member shall have any rights or preferences in addition to or different from those possessed by any other Investment Member. The Company may admit one or more additional Members upon such terms as are determined by the Company and the Manager. If new members are admitted, the organizational documents and this Agreement will be amended as needed.

2.   The Managing Member shall maintain a controlling interest in the Company and make all decisions regarding the Company and the Picture, except Investment Members shall have the right to vote on those minimum items as required by the Act.

3.   The Company may, but shall not be required, to issue certificates evidencing Membership Interests (Membership Interest certificates) to Members.

4.   Members may participate in meetings through the use of conference telephones or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

5.   No Member acting solely in the capacity of an Investment Member is an agent of the Company, nor can any Member acting solely in the capacity of an Investment Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such

Member in contravention of this <u>Section 8.5</u>.

ARTICLE IX
INDEMNIFICATION

1.   The Company shall have the maximum power allowed under the laws of the State of New York, upon the Manager's approval, to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, the Manager or an officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee or other agent of Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful.

ARTICLE X
DISSOLUTION AND WINDING UP

1.   The Company shall be dissolved upon the first to occur of the following events:

   1.1.   The expiration or termination of the Company's rights and interest to the Picture;

   1.2.   The expiration of the Term of Existence of the Company;

   1.3.   The sale of all or substantially all of the Company's assets;

   1.4.   Upon the vote of Members holding the majority interest in the Company;

   1.5.   The happening of any event that makes it unlawful or impossible to carry on the business of the Company; or

   1.6.   The entry of a decree of judicial dissolution.

2.   On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager shall wind up the affairs of the Company.

3.   Upon any dissolution of the Company, all of the Company's assets shall be distributed in the same order as set forth in Section 4.2 above.

4.   Each Investment Member shall look solely to the assets of the Company for the return of the Investment Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Investment Member, such Investment Member shall have no recourse against any other Member for indemnification, contribution, or reimbursement.

ARTICLE XI
GENERAL PROVISIONS

1.   No Member shall hold itself out to others contrary to the provisions hereof. This Agreement is not

for the benefit of any third party and shall not be deemed to give any right or remedy contrary to the terms of this Agreement and neither party shall become liable or responsible for any representation, act or omission of such party whether referred to herein or not.

2.   No waiver by any party hereto of the breach of any term or condition of this Agreement shall be deemed or construed to be a waiver of the breach of such term or condition in the future, or of any preceding or subsequent breach of the same or any other term or condition of this or any other agreement.

3.   All remedies, rights, undertakings, obligations and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

4.   No Member may assign its rights or obligations hereunder without prior written consent of the Manager, which the Manager may exercise at it's sole discretion.

5.   This Agreement, together with its exhibits, cannot be amended, modified or changed in any way whatsoever except by written instrument duly executed by the parties hereto.

6.   In the event that any term, condition, covenant, agreement, requirement or provision herein contained shall be held by any court or arbitration tribunal having jurisdiction to be unenforceable, illegal, void or contrary to public policy, such term, condition, covenant, agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the others hereof, it being the intention and declaration of the parties hereto that had they or either of them, known of such unenforceability, illegality, invalidity or contrariety to public policy, they would have entered in to a contract each with the other, containing all of the other terms, conditions, covenants, agreements, requirements, and provisions hereof.

7.   All notices under this Agreement shall be in writing addressed to the Members' addresses specified herein, or at such other address as any party may designate from time to time by written notice to the others. All notices hereunder shall be delivered via electronic mail.

8.   All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Alliance before a single arbitrator in New York, NY. The prevailing party shall be entitled to reasonable outside attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

9.   This Agreement shall be construed in accordance with the laws of the State of New York.

10.   This Agreement shall be binding upon the parties hereto and their respective successors, licensees, assigns, and other representatives in perpetuity, and hereby cancels and supersedes all prior negotiations and understandings between the parties relating to the Picture, and contains all of the terms, covenants, conditions, representations and warranties of the parties hereto in relation to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

MEMBER:

Dynamic Range, LLC

Christopher Cannucciari
_____
By: Dynamic Range
Its:
    Manager

Accepted and Agreed

MANAGING MEMBER:

Christopher Cannucciari
_____

Dynamic Range, LLC

By: Dynamic Range
Its:
    Manager

[Investment Member Signature Page(s) Follow]

SIGNATURE PAGE TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
WHITE PAPER FILMS, LLC

By signing this signature page, the undersigned Investment Member hereby certifies that: (a) he/she/it has been provided a copy of that certain Limited Liability Company Operating Agreement of White Paper Films, LLC (the "LLC Agreement"); (b) he/she/it hereby agrees to be bound by the terms and conditions of the LLC Agreement; and (c) he/she/it hereby authorizes the attachment of this signature page to the LLC Agreement by the Manager (as set forth in the LLC Agreement) of the Company.

[List name of Investor name or business entity] By:
Print Name:
Its:

Dated: _____

MANAGING MEMBER'S CONSENT TO ADMISSION
OF NEW INVESTMENT MEMBER AS OF THE DATE
FIRST SET FORTH ABOVE ON THIS SIGNATURE
PAGE:

MANAGING MEMBER

Dynamic Range, LLC

By:
Its:

EXHIBIT A
RESERVED

13

EXHIBIT B
RESERVED

EXHIBIT C
MEMBERS

Name	Capital Contribution	Number of Units
Dynamic Range, LLC	$1000.00	1,500,000

EXHIBIT D
PICTURE BUDGET

		Working $	· Actual $
1	Pre-production and wrap costs (Totals A & C)	124,500	10,541
2.	Shooting crew labor (Total B)	90,000	23,365
3.	Location and travel expenses (Total D)	104,900	33,461
4.	Props, wardrobe and animals (Total E)		30
5.	Studio & set construction costs (Totals F/G/H)	21,000	
6.	Equipment costs (Total I)	17,600	9,222
7.	Film stock develop and print (Total J)		
8.	Miscellaneous - Legal Fees, Publicity, Consultants (Total K)	90,500	53,781
9.	**SUB-TOTAL A thru K**	**448,500**	**130,400**
10.	Director/Creative fees (Total L)	100,000	6,000
11.	Insurance	11,212	
12.	**SUB-TOTAL Direct Costs**	**559,712**	**136,400**
13.	Production Fee	9,724	
14.	Talent costs and expenses (Totals M & N)		
15.	Editorial and finishing (Totals O & P)	147,000	484
16.	CONTINGENCY (Total Q)	80,000	
17.	**GRAND TOTAL (Incl Director's Fee)**	**796,436**	**136,884**
18.	Contingency / Weather Day		

WhitePaper Films Amended and Restated OpAg revised 816

Final Audit Report   2022-08-16

Created:	2022-08-16
By:	Jamie Peterson (peterson.jamie@gmail.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAdeBpsUoPQyTtovrBK11-pug6uKXSO-5K

"WhitePaper Films Amended and Restated OpAg revised 816" History

 Document created by Jamie Peterson (peterson.jamie@gmail.com)
2022-08-16 - 3:39:44 PM GMT- IP address: 184.55.197.199

 Document emailed to Christopher Cannucciari (cannucciari@gmail.com) for signature
2022-08-16 - 3:40:38 PM GMT

 Email viewed by Christopher Cannucciari (cannucciari@gmail.com)
2022-08-16 - 3:40:39 PM GMT- IP address: 72.14.199.98

 Document e-signed by Christopher Cannucciari (cannucciari@gmail.com)
Signature Date: 2022-08-16 - 3:50:12 PM GMT - Time Source: server- IP address: 172.58.236.185

 Agreement completed.
2022-08-16 - 3:50:12 PM GMT

17

Amended and Restated Investor Deal Memo

Amended and Restated
Investor Deal Memo
I Am Not Satoshi Documentary

This deal memo ("**Deal Memo**") was originally executed by the parties as of the Effective Date and constitutes the basic understanding by and between White Paper LLC ("**Producer**") and Avalanche (US) In LLC ("**Investor**") in connection with the motion picture project currently titled *I Am Not Satoshi* (the "**Project**"). T h e original Deal Memo (as amended and restated) is being amended and restated as of August 12, 2022, as set forth herein and constitutes the full agreement of the parties.

Certain terms not defined herein shall have the meanings set forth in Exhibit A attached hereto. In consideration of the mutual covenants set forth in this Deal Memo, Investor and Producer agree to the following terms and conditions:

EFFECTIVE DATE	August 12, 2022
INVESTMENT	Investor has agreed to invest (a) Two Hundred Thousand Dollars (USD $200,000), plus (b) an amount, in no event to be more than Six Hundred Thousand Dollars ($600,000) equal to the budget of the Project (currently anticipated to be Eight Hundred Thousand Dollars ($800,000)) less the sum of (i) the amount set forth in clause (a) above and (ii) any amounts raised by Producer via crowdfunding or other financing (collectively, the "**Investment**") for use by Producer in connection with the development, production, and post-production of the Project. Amounts described in clause (a), to the extent not previously funded, shall be payable immediately upon the execution of this Deal Memo. Amounts under subsection (b) above will be funded at such point when the Investor and the Producer jointly conclude that such amounts will not be raised in the crowdfunding and will be represented by the purchase by the Investor of a Participation Agreement in the amount set forth in clause (b) above.
OWNERSHIP	As between Investor and Producer, Producer shall be the owner of all right, title and interest in and to the Project, and any and all elements thereto, including without limitation, worldwide copyright in the Project, and in any and all physical elements thereto, unused footage, ancillary and subsidiary rights, and rights to sequels, prequels, remakes and any and all other subsequent productions. Producer shall control the right to initiate, produce, finance and distribute any subsequent or derivative production based on the Project and/or any element thereof ("**Subsequent Production**").
RISKS / OFFERING WAIVER	Investor acknowledges that no offering literature has been filed with, or in any way examined by, any government authorities, including, without limitation, the Securities and Exchange Commission, and Investor hereby expressly waives Investor's right to receive information in an offering circular that would otherwise be required by certain provisions of the law. Investor acknowledges the following: (i) there can be no assurance that the Project will be completed, and, if completed, that it will be released or distributed; (ii) there can be no assurance that the Project will generate any revenues or that any such revenues will be sufficient to return to Investor all or any part of the Investment; (iii) there will be no public market for Investor's Investment of the Project, and accordingly, Investor will have to bear the economic risk of the Investment for an indefinite period of time; (iv) investments in the motion picture, television, and new media industry involve a high degree of risk and there are no guarantees Investor will receive any return of its Investment in respect of the Project; and (v) Investor, not Producer, shall be solely responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by this Deal Memo.

1

TREATMENT OF INVESTMENT	The Investment will constitute a contribution to the capital of Producer, and Investor will be deemed to be a "partner" of the Producer, solely for U.S. federal income tax purposes, and accordingly, Producer will establish and maintain a capital account for Investor in accordance with applicable U.S. Treasury Regulations. Producer is treated as a partnership for tax purposes, with the result that Investor will be required to report its share of Producer income, gain, loss, deduction and other tax items on its U.S. federal income tax return, as such items are reported to Investor on a Schedule K-1 furnished by Producer. Investor will be allocated items of income, gain, loss and deduction to match as closely as possible the payments made or to be made under this Deal Memo. For the avoidance of doubt, the Producer intends that no profits shall be allocated in the Schedule K-1s without an equivalent distribution being paid. Producer may, in certain circumstances, be required to withhold federal, state and local income taxes on income allocated to Investor. The amount withheld, if any, will constitute an advance against current or future distributions to Investor by Producer or, failing current or future distributions, a loan. The provisions in this paragraph treat Investor as if it were a "partner" of the Producer solely for U.S. federal income tax purposes. For the avoidance of doubt, Investor is not a member of Producer for corporate law purposes, including any state statutes governing a limited liability company. For the further avoidance of doubt, Investor shall have no obligation to Producer for any liabilities of the Producer (other than any caused by a breach by Investor of its representations, warranties, and/or obligations hereunder) or for any additional capital calls.

2

RECOUPMENT	"Gross Receipts" as used herein shall mean all sums actually received by or credited to Producer from the distribution, exhibition, and other exploitation of the Project. The definition, accounting and payment of "Gross Receipts" shall be on a most favored nation basis with those provided to any persons providing financing for the Project. Gross Receipts, if any, of the Project shall be distributed, on a continuous and cumulative basis, in the following order:
	
	1. First, to the payment of the following:
	   a. Any collection account fees and expenses payable to the collection accountant engaged on the Project;
	   b. All sales fees and sales expenses payable to the sales agents engaged to sell the Project and other third-party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Producer relating directly to the Project;
	   c. Ongoing accounting costs and expenses incurred by Producer in connection with the receiving, maintaining and/or processing of payments in connection with the Project, including, but not limited to guild and union residuals, insurance, taxes, accounting and legal fees;
	   d. Any fees incurred and paid by Producer (or any affiliated or related entities) in connection with the production, post-production, distribution, marketing promotion and/or delivery of the Project or any rights therein, including but not limited to, marketing fees and expenses, delivery costs and expenses, and festival expenses (e.g., publicist, accommodations for lead cast, producers, etc.);
	   e. Any legal and accounting costs and expenses incurred by Producer in connection with the negotiation of the sales and distribution agreements for the Project;
	   f. Expenses incurred by Producer in connection with the ongoing ownership of the Project (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Project and any expenses incurred in connection with the copyrighting of the Project) and maintenance and filing fees required to maintain Producer in good standing in the state of incorporation; and any amounts required to be withheld by law, if any; and
	   g. A reasonable reserve for unanticipated future costs of the Producer in connection with the Project;

3

RECOUPMENT (continued)	2. Then, (i) if the Participation Interests have been deemed due and payable pursuant to Section 1(a) of the Participation Agreements, or the Maturity Date has occurred, to the repayment in full of the Participation Interests in the manner set forth in Section 1(a)(iii) of the Participation Agreements; 3. Then, to the Investor in an amount equal to 115% of the Investment, or, if the Maturity Date is extended beyond 36 months, 125% of the Investment; 4. Any remaining monies shall be deemed "Net Proceeds". Producer shall receive Fifty Percent (50%) of Net Proceeds ("**Producer's Net Proceeds**") and the other Fifty Percent (50%) of Net Proceeds shall be defined as "**Financier's Net Proceeds**". Investor shall be entitled to a Proportionate Share (as defined below) of Financier's Net Proceeds. "**Proportionate Share**" shall be defined as the proportionate amount that Investor's Investment represents against the total, final budget of the Project. For illustration purposes only, if the Investment equals one hundred dollars ($100) and the total, final budget of the Project equals one thousand dollars ($1,000), Investor's Proportionate Share would be 10% of Financier's Net Proceeds. Producer's Net Proceeds may be retained by Producer or disposed of as Producer may determine in its sole discretion. The remaining unallocated portion of the Financiers' Net Proceeds, less any pro-rata portion owed to other investors, may be retained by Producer or disposed of as Producer may determine in its sole discretion.
CREDIT	Provided Investor has paid the Investment in full and is not otherwise in material, uncured breach of this Deal Memo, and subject to distributor approval and customary exclusions and exceptions, Investor shall be entitled to receive the following credits in the Project: (a) An on-screen executive producer credit for John Wu; (b) An on-screen credit for Avalanche in the form "Produced in Association with Avalanche." (c) An on-screen credit (minor producer role-i.e. Associate Producer) for John Nahas and a Republic designated individual. All other aspects of the foregoing credit and all other credits shall be at Producer's discretion. No casual or inadvertent failure by Producer or its assignees to accord such credit nor the failure for any reason by third parties to comply with the provisions of this paragraph shall be deemed a breach hereof by Producer.
APPROVALS / NO OBLIGATION	As between Investor and Producer, Producer shall have sole approval and controls of all kinds and nature, with respect to the Project, including, but not limited to, all decisions involving artistic taste and judgment in connection with the development, production and promotion of the Project. Producer shall have no obligation to produce, complete, release, distribute, or otherwise exploit the Project.

4

WARRANTIES AND REPRESENTATIONS	Investor warrants and represents to Producer that: (i) Investor is properly able to evaluate the proposed business of the Producer and the inherent risks therein, (ii) Investor has the full right and authority to enter into this Agreement and, if applicable, is duly formed and organized and validly existing in good standing under the laws of the jurisdiction of its organization; (iii) Investor has not seen or received any advertisement or general solicitation with respect to the Investment; and (iv) Investor has reviewed with Investor's own tax advisor(s) and/or attorney(s), to the extent Investor considers it prudent or relevant, the consequences of this investment and the transaction contemplated by this Deal Memo and is relying solely on such advisors and not on any statements or representations of the Producer in connection therewith, other than as provided for herein. Investor acknowledges that in agreeing to enter into this Deal Memo, Producer is relying upon the truth and accuracy of the representations and warranties of Investor made herein.
PUBLICITY; CONFIDENTIALITY	Investor will not release or disseminate any publicity or press release with respect to the Project without Producer's prior written approval. Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except to its business and legal representatives, on an as needed basis, as required by law and to enforce its rights hereunder, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party.

CHOICE OF LAW	This Deal Memo shall be governed by and construed in accordance with the laws of the State of California.
ASSIGNMENT	Investor may not assign any of its rights or obligations under this Agreement. Producer may freely assign its rights and obligations under this Agreement.
ARBITRATION	Any dispute relating to this Deal Memo shall be submitted to binding arbitration under the rules of the Independent Film and Television Alliance ("**IFTA**") before a single arbitrator solely in Los Angeles, California. The prevailing party shall be entitled to collect its reasonable outside attorneys' fees and costs.
OPERATING AGREEMENT; PARTICIPATION AGREEMENTS	Producer recognizes that the Operating Agreement (as defined in Appendix A) creates certain significant rights for Investor. Producer agrees that it shall not take any action to amend, the Operating Agreement or to waive any of the provisions thereof. Producer further recognizes that any changes to the Participation Agreements after the date of their original issuance could have a material adverse effect on Investor's rights hereunder. Producer agrees that it shall not take any action to amend, the Participation Agreements or to waive any of the provisions thereof. Producer acknowledges that Investor may purchase Participation Agreements when they are offered and any such purchase shall not prejudice Investors rights hereunder.

REMEDIES	Investor agrees and acknowledges that its rights and remedies shall be limited to the right, if any, to obtain damages at law and Investor shall not have any right in such event to terminate or rescind this Deal Memo or any of the rights granted to Producer hereunder or to enjoin or restrain the development, production, advertising, promotion, distribution, exhibition, or exploitation of the Project and/or any of Producer's rights pursuant to this Deal Memo.
RELATIONSHIP OF PARTIES **ENTIRE AGREEMENT**	Producer and Investor each acknowledge that no agency or employment relationship has or will be created by this Deal Memo. Investor shall not have the authority to bind Producer or enter into any agreement related to the Project or any rights therein. This Deal Memo, together with the Operating Agreement, constitutes the entire agreement between the parties hereto with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties hereto rely upon or regard as material, any representations or writing whatsoever not incorporated herein and made a part hereof. No change or modification of this Deal Memo will be binding upon either party hereto unless it is made by a written instrument signed by both parties hereto. This Deal Memo may be signed in counterparts, and all scanned and/or facsimile copies shall be deemed originals for all purposes, all of which when taken together shall constitute one and the same document, fully binding and with full legal force and effect. The agreement is binding upon, and inures to the benefit of, the parties and their respective permitted successors and assigns.

AGREED TO AND ACCEPTED:

WHITE PAPER LLC

DocuSigned by:

By: Chris Cannucciari

32F1879E1E764F8...

Name: Chris Cannucciari

Its: Authorized Signatory

AVALANCHE (US) IN LLC

DocuSigned by:

By: ____________________

233BC8B92A04476...

Name: Sean Inggs, Avalanche (BVI) Investments, Inc.

Its; Authorized Signatory

6

EXHIBIT A
DEFINED TERMS

Terms used in the Deal Memo shall have the following meanings:

"Maturity Date" has the meaning set forth in the Participation Agreements.

"Operating Agreement" means the Amended and Restated Operating Agreement of the Producer, dated as of August 12, 2022.

"Participation Agreements" means the Film Participation Agreements entered by the Producer with the Lenders identified therein, as the same may be amended, modified or supplemented from time to time.

"Participation Interests" means all of the financial obligations issued by the Company pursuant to the Participation Agreements.

7